HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

03007579

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

PROCESSED
APR 01 2003
THOMSON FINANCIAL

March 3, 2003

SEC FILE NO. 82-5146

VIA AIRMAIL

SEC MAIL PROCESSING RECEIVED MAR 14 2003 WASH. D.C. 181 SECTION

SUPPL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's Interim Report 2003, dated February 13, 2003;

(2) The Company's announcement of the unaudited consolidated interim results for the six months ended December 31, 2002, dated February 13, 2003, published (in both English and Chinese language) in the Company's public website;

(3) The Company's announcement of the proposed separate listing of MegaInfo Holdings Limited on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited, dated January 30, 2003, published (in both English and Chinese language) in the Company's public website;

(4) The Company's notice of board of directors' meeting to be held on February 13, 2003 , dated January 29, 2003, published (in both English and Chinese language) in the Company's public website;

(5) The Company's First Quarter Report 2003, dated November 12, 2002;

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2002, published (in both English and Chinese language) in the Company's public website;

(7) The Company's supplemental announcement of the termination of the existing share option scheme, adoption of a new share option scheme and cancellation of the options granted, dated November 7, 2002, published (in both English and Chinese language) in the Company's public website;

(8) The Company's announcement of the termination of the existing share option scheme, adoption of a new share option scheme and cancellation of the options granted, dated November 5, 2002, published (in both English and Chinese language) in the Company's public website; and

(9) The Company's notice of the board of directors' meeting to be held on November 12, 2002, dated October 31, 2002, published (in both English and Chinese language) in the Company's public website.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Vodatel Networks Holdings Limited


VODATEL
愛達利
2003 Interim Report
二零零三年度中期業績報告

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: — (1) the information contained in this document is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

HIGHLIGHTS

- Turnover for the Three-Month Period amounted to HK$197.1 million, representing an increase of 13.8% over the corresponding period last year. Net profit for the Period reached HK$20.1 million;
- Payment of an interim dividend of HK1.0 cent;
- Submission of an application for the separate listing of MegaInfo's shares on the Growth Enterprise Market of the Stock Exchange of Hong Kong; and
- Healthy financial standing with cash on hand amounting to HK$225.5 million as at 31st December 2002

INTERIM RESULTS

On behalf of the Board of the Directors (the "Board") of Vodatel Networks Holdings Limited (the "Company"), I am pleased to present the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three months ("Three-Month Period") and six months ("Six-Month Period") ended 31st December 2002 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		Three months ended 31st December		Six months ended 31st December	
		2002 (unaudited)	2001 (unaudited)	2002 (unaudited)	2001 (unaudited)
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	2	197,067	173,110	283,960	384,069
Cost of sales	3	(149,420)	(127,006)	(213,387)	(287,844)
Gross profit		47,647	46,104	70,573	96,225
Other revenue		728	3,391	1,433	5,383
Selling and administrative expenses		(24,632)	(24,162)	(41,313)	(44,481)
Profit from operations		23,743	25,333	30,693	57,127
Finance cost		(42)	—	(172)	—
Share of losses of associated companies		(465)	(681)	(740)	(768)
Profit before tax		23,236	24,652	29,781	56,359
Taxation	5	(3,675)	(3,883)	(4,707)	(8,877)
Profit after tax		19,561	20,769	25,074	47,482
Minority interest		497	(685)	683	(397)
Profit attributable to shareholders		20,058	20,084	25,757	47,085
Dividends	6	6,080	6,080	6,080	6,080
Earnings per share *(HK cents)*	7				
— Basic		3.3	3.3	4.2	7.7
— Diluted		3.3	3.3	4.2	7.7

CONDENSED CONSOLIDATED BALANCE SHEET

AT 31ST DECEMBER 2002

	Notes	As at 31st December 2002 (unaudited) HK$'000	As at 30th June 2002 HK$'000
Fixed assets		6,696	3,227
Investments in associated companies		11,029	6,591
Non-trading securities		20,182	16,450
Current assets			
Inventories		127,941	110,812
Trade and bills receivables	8	214,463	191,357
Other receivables, deposits and prepayments		11,263	10,478
Bank balances and cash		225,512	213,360
		579,179	526,007
Current liabilities			
Trade and bills payables	9	118,439	98,465
Other payables and accruals		45,647	43,651
Convertible bonds		17,505	17,505
Taxation payable		55,823	51,263
Bank loan		12,150	—
		249,564	210,884
Net current assets		329,615	315,123
Total assets less current liabilities		367,522	341,391
Financed by:			
Share capital	10	60,798	60,798
Reserves	11	284,843	265,198
Proposed dividends	11	6,080	3,040
Shareholders' funds		351,721	329,036
Minority interests		6,076	2,630
Convertible bonds		9,725	9,725
		367,522	341,391

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended 31st December 2002 (unaudited) *HK$'000*	For the six months ended 31st December 2001 (unaudited) *HK$'000*
Net cash inflow/(outflow) from operating activities	5,866	(13,105)
Net cash outflow from investing activities	(5,864)	(5,845)
Net cash inflow/(outflow) from financing	12,150	(157)
Increase/(decrease) in cash and cash equivalents	12,152	(19,107)
Cash and cash equivalents at the beginning of the period	213,360	225,448
Cash and cash equivalents at the end of the period	225,512	206,341
Analysis of balances of cash and cash equivalents		
Bank balances and cash	225,512	206,341

CONDENSED STATEMENT OF CHANGES IN EQUITY

	For the six months ended 31st December 2002 (unaudited) *HK$'000*	For the six months ended 31st December 2001 (unaudited) *HK$'000*
Total equity balance at the beginning of the period	329,036	292,811
Exchange differences arising on translation of accounts of overseas subsidiaries and an associated company	(32)	(87)
Net gains and losses not recognised in the consolidated income statement	(32)	(87)
	329,004	292,724
Profit attributable to shareholders	25,757	47,085
2000/2001 Final dividends paid	—	(12,160)
2001/2002 Final dividends paid	(6,080)	—
Total equity balance at the end of the period	348,681	327,649

NOTES TO ACCOUNTS

1. **Significant accounting policies**

The combined results have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

The accounting policies in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 30th June 2002.

2. Segment information

Business segments

An analysis of the Group's turnover and results for the period by business segments is as follows:

	Six months ended 31st December 2002			Six months ended 31st December 2001		
	Design, sale and implementation of data networking systems and provision of related engineering services	Sale of goods	Group	Design, sale and implementation of data networking systems and provision of related engineering services	Sale of goods	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	232,132	51,828	283,960	317,529	66,540	384,069
Segment results	27,927	10,170	38,097	41,211	12,633	53,844
Unallocated income			1,433			5,383
Unallocated cost			(8,837)			(2,100)
Operating profit			30,693			57,127
Finance cost			(172)			—
Share of losses of associated companies			(740)			(768)
Profit before taxation			29,781			56,359
Taxation			(4,707)			(8,877)
Profit after taxation			25,074			47,482
Minority interest			683			(397)
Profit attributable to shareholders			25,757			47,085

There are no significant sales or other transactions between the business segments.

Geographical segments

More than 90% of the Group's turnover and operating profit were derived from China market.

3. **Cost of sales**

At 31st December 2002, there were no inventories (2001: nil) carried at net realisable value.

4. **Depreciation**

During the period, depreciation of HK$1.3 million (2001: HK$1.1 million) was charged in respect of the Group's fixed assets.

5. **Taxation**

No provision for Hong Kong profits tax has been made in the accounts as the Group does not have any estimated assessable Hong Kong profits for the periods under review.

Macau complimentary profits tax has been calculated at 15.75% on the estimated assessable profits of group companies operating in Macau for the periods under review.

The amount of taxation charged to the consolidated income statements represent:

	Three months ended 31st December		**Six months ended 31st December**	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong profits tax	—	—	—	—
Macau complimentary profits tax	3,675	3,883	4,707	8,877
	3,675	3,883	4,707	8,877

There was no material unprovided deferred taxation for the period (2001: Nil).

6. **Dividends**

The Board have determined that an interim dividend of HK1.0 cent per share should be paid to shareholders of the Company whose names appear in the Register of Members on 7th March 2003 (2001: HK1.0 cent per share).

7. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Three months ended 31st December		Six months ended 31st December	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Earnings				
Earnings for the purpose of basic and diluted earnings per share	20,058	20,084	25,757	47,085
Effect of dilutive potential ordinary shares:				
Interest on convertible loan notes	110	—	219	—
	20,168	20,084	25,976	47,085
	'000	*'000*	*'000*	*'000*
Number of shares				
Weighted average number of ordinary shares for the purpose of basic earnings per share	607,984	607,984	607,984	607,984
Effect of dilutive potential ordinary shares:				
Share option	—	193	—	—
Convertible loan notes	10,658	—	10,658	—
Weighted average number of ordinary shares for the purpose of diluted earnings per share	618,642	608,177	618,642	607,984

8. **Trade and bills receivables**

The following is an aged analysis of trade and bills receivables at the reporting date:

	As at 31st December 2002 *HK$'000*	As at 30th June 2002 *HK$'000*
0-6 months	120,180	115,238
7-12 months	54,172	54,752
Over 12 months	62,515	43,309
	236,867	213,299
Less: provision	(22,404)	(21,942)
	214,463	191,357

The credit terms granted to customers vary and are generally the result of negotiations between the individual customers and the Group. Customers are generally required to pay at various intervals over the life of the projects.

9. **Trade and bills payables**

The following is an aged analysis of trade and bills payables at the reporting date:

	As at 31st December 2002 *HK$'000*	As at 30th June 2002 *HK$'000*
0-6 months	95,554	71,351
7-12 months	22,885	1,407
Over 12 months	—	25,707
	118,439	98,465

10. **Share capital**

	Authorised Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 31st December 2002 and 30th June 2002	2,000,000,000	200,000

	Issued and fully paid Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 31st December 2002 and 30th June 2002	607,984,000	60,798

Old Share Option Scheme

Under the Old Share Option Scheme adopted by the Company on 10th February 2000 and terminated on 5th November 2002, the directors of the Company may, at their discretion, invite full-time employees including executive directors to take up options to subscribe for shares in the Company representing up to a maximum of 10% of the shares in issue from time to time (excluding shares issued on exercise of options under the share option scheme).

On 16th August 2000, share options to subscribe for 1,450,000 and 4,466,000 shares were granted to the directors of the Company and certain employees of the Group respectively. None of the share options granted have been exercised as at 31st December 2002.

On 1st August 2001, share options to subscribe for 2,088,000 and 11,378,000 shares were granted to certain directors of the Company and certain employees of the Group respectively. None of the share options granted have been exercised as at 31st December 2002.

Details of the outstanding share options which have been granted to the directors of the Company and certain employees of the Group are as follows:

Date of share options granted	Number of share options outstanding as at 1st July 2002	Number of share options lapsed during the period	Number of share options outstanding as at 31st December 2002	Exercise period	Exercise price per share HK$
16th August 2000	5,626,000	(164,000)	5,462,000	16th February 2001 - 15th February 2004	1.19
1st August 2001	13,466,000	(200,000)	13,266,000	1st February 2002 - 31st January 2005	0.79
	19,092,000	(364,000)	18,728,000		

At the Special General Meeting of the Company held on 5th November 2002, the independent shareholders of the Company approved, subject to the agreement of the holders of the options granted under the Old Share Option Scheme, to cancel all the outstanding options. As at 31st December 2002, none of the share options granted have been cancelled.

New Share Option Scheme

The Company by shareholders' resolutions passed at its Special General Meeting held on 5th November 2002, has adopted the New Share Option Scheme and terminated the Old Share Option Scheme. No further options may be offered under the Old Share Option Scheme. However, the outstanding options granted under the Old Share Option Scheme, as mentioned in the preceding paragraphs, shall continue to be subject to the provisions of the Old Share Option Scheme and the provisions of Chapter 23 of the GEM Rules.

Pursuant to the New Share Option Scheme, the Company may grant, for a consideration of HK$1 for each grant, options to subscribe for shares to (i) any employees of the Group; (ii) any independent non-executive directors; and (iii) any consultants, suppliers or customers of the Group, as absolutely determined by the Board. The options to subscribe for shares aggregated with shares to be granted under any other share option schemes of the Company (including the Old Share Option Scheme), represent up to 10% of the total number of shares in issue at the date of adoption of the New Share Option Scheme unless further approval of shareholders has been obtained.

The subscription price of the shares under the New Share Option Scheme shall not be less than the highest of (i) the closing price of the Company's shares as stated in the Stock Exchange's daily quotation on the date of the offer; (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations for the five business days immediately preceding the date of offer; and (iii) the nominal value of the shares on the date of grant of the option.

The maximum number of shares which may be issued upon exercise of all options granted and yet to be exercised under the New Share Option Scheme and other share option schemes must not, in aggregate, exceed 30% of the shares in issue from time to time.

The exercise period of any option granted under the New Share Option Scheme shall be determined by the Board and such period shall expire not later than 10 years after the date of grant of the option. No option shares for New Share Option Scheme were granted to any person since its adoption as required to be disclosed under the GEM Listing Rules.

11. Movement of reserve

	Share premium	Capital redemption reserve	Investment revaluation reserve	Merger reserve	Exchange reserve	Retained earnings	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st July 2002	86,590	702	(2,372)	35,549	(10)	147,779	268,238
Profit for the period retained	–	–	–	–	–	25,757	25,757
Translation of financial statements of PRC operations	–	–	–	–	(32)	–	(32)
2001/2002 Final dividend paid	–	–	–	–	–	(3,040)	(3,040)
At 31st December 2002	86,590	702	(2,372)	35,549	(42)	170,496	290,923
Company and subsidiaries	86,590	702	(2,372)	35,549	(42)	171,236	291,663
Associated companies	–	–	–	–	–	(740)	(740)
At 31st December 2002	86,590	702	(2,372)	35,549	(42)	170,496	290,923
Representing:							
2002/2003 Interim dividend proposed							6,080
Reserves at 31st December 2002							284,843
							290,923

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity, financial resources and capital structure

As at 31st December 2002, the Group's financial position remained strong. The return on equity (profit attributable to shareholder/shareholder's fund) yielding at 7.3% and gearing ratio (bank loan/shareholder's fund) standing at 3.5%. As at 31st December 2002, the Group had net current assets of approximately HK$329.6 million with bank balances and cash amounted to approximately HK$225.5 million. The liquidity of the Group is demonstrated by current ratio (current assets/current liabilities) which was 2.3 times. The liquidity position, at the directors' opinion, was sufficient to support the working capital requirement of the Group and to finance the Group's future operations, capital expenditure and other capital requirements.

Capital commitments and significant investments

As at 31st December 2002, the Group did not have any significant capital commitments and significant investments.

Material acquisition/disposals

The Group had no material acquisitions or disposals during the reporting period.

Employee information

As at 31st December 2002, the Group had 224 employees spreading in Hong Kong, Macau and the PRC. Total remuneration of all employees amounted to HK$17.2 million.

The Group's remuneration and bonus policies are basically determined by the performance of individual employees.

The Group had adopted a share option scheme whereby certain employees of the Group may be granted options to acquire shares.

The Group also provides various training programs and product orientation for the technical employees and marketing employees so as to improve their overall qualification and to continuously keep them abreast of industry changes.

Charges on group assets

As at 31st December 2002, the Group did not have any charges on group assets.

Details of future plans for material investment or capital assets

The directors do not have any future plans for material investment or capital assets.

Foreign exchange exposure

The Group mainly earns revenue and incurs cost in Hong Kong dollars, Macau dollars, US dollars and Renminbi. The directors consider that the impact of foreign exchange exposure of the Group is minimal.

Contingent liabilities

As at 31st December 2002, the Group did not have any contingent liabilities.

BUSINESS REVIEW

Data Network Infrastructure

The restructuring of the telecommunications industry in the PRC during 2002 has been a great challenge for market players. Although the restructuring has been completed, lagging effects of such restructuring have yet to be settled. Supported by robust economic activities in the PRC, telecommunications service providers have continued to invest into network infrastructure, though pace of capital expenditure has been affected.

Attributable to steady recurring business from the Company's strong installation base, the Company has able to achieve steady results for the Period. During the Three-Month Period, we have completed aggregate contracts of HK$121.5 million for Guangdong China Telecom, Liaoning China Telecom and Henan China Telecom to upgrade and expand their Digital Data Networks and broadband data networks in the provinces of Guangdong, Liaoning and Henan respectively.

During the Three-Month Period, we have deepened our geographical reach in the PRC. With the completion of the HK$8.7 million contract for Anhui China Telecom and the HK$4.8 million contract for Heilongjiang China Telecom, the installation base of Vodatel now spans in 20 provinces, municipalities and autonomous regions.

We have also witnessed increasing activities from new market forces, such as cable TV operators ("CATV") to roll out data services, and governmental authorities constructing data networks for cyberports, education and e-government. In addition to the completion of the HK$1.9 million contract for Shanxi CATV for the construction of an IP Metropolitan network, we have also secured and completed the HK$3.0 million contract for the construction of a data network for the Education Department of the Government of Anhui.

Leveraging on our knowledge and experience in the construction of large-scale public data networks, we have commenced to extend our market coverage to other regions in the Asia Pacific Region. During the Six-Month Period, we engaged in various marketing programs to penetrate into the Hong Kong market and successfully secured aggregate contracts exceeding HK$9.0 million. We have also been actively exploring opportunities in selected countries in the Asia Pacific Region, using our experience and technical know-how and working in collaboration with local partners to explore into bidding of data networks projects.

Spin-off of MegaInfo Holdings Limited

On 30th January 2003, the Group made an application to the Stock Exchange to spin-off the shares of MegaInfo Holdings Limited ("MegaInfo") on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited. Originated in 1998, MegaInfo is principally engaged in the provision of enterprise solutions, with a focus on the self-developed digital image processing management solutions, namely VodaImage and VodaMax, for selected vertical markets such as telecommunications, medical and finance sectors. These image processing management solutions enable the capture and storage of documents and images in motion under a centralized management database, allowing efficient retrieval and further processing of information at multiple locations. The Company believes that the separate listing of MegaInfo will enhance the availability of resources and a more focus on the future development and business expansion of the business of MegaInfo.

FINANCIAL REVIEW

Supported by our strong installation base, which allowed the Company t enjoy stable recurring business, turnover for the Three-Month Period amounte to HK$197.1 million, representing an increase of 13.8% over the sam corresponding period last year. Nevertheless, hampered by the non-seasonε nature of our business and lagging effects from the restructuring of th telecommunications industry, we registered turnover of HK$284.0 million fc the Six-Month Period as compared to HK$384.1 million during the same perio last year. Despite increasing market competition, we are able to maintain stead gross profit margin of approximately 24% for both the Three-Month Period an the Six-Month Period.

Due to low interest rates, hence reducing interest income for the Three Month Period, net profit reached HK$20.1 million, leveling the net profit for th same period last year.

During the Three-Month Period, in addition to the convertible loans, th Company raised total short-term loans of RMB13 million to facilitate th increasing operating activities of our subsidiary in the PRC. Cash on han remained strong, with cash balance standing at HK$225.5 million as at 31s December 2002.

DIRECTORS' INTERESTS IN SHARE CAPITAL AND OPTIONS

As at 31st December 2002, the interests of the directors and thei associates in the share capital of the Company and its associated corporation: as defined in the Securities (Disclosure of Interests) Ordinance (the "SD Ordinance") as recorded in the register maintained by the Company pursuan to Section 29 of the SDI Ordinance were as follows:

Name of directors	Number of shares	Nature of interest
Mr. José Manuel dos Santos	293,388,000	Corporate *(Note)*
Mr. Yim Hong	7,357,500	Personal
Mr. Kuan Kin Man	12,262,500	Personal
Ms. Monica Maria Nunes	2,452,500	Personal

Note: These shares are held in the name of Eve Resources Limited. The entire issue share capital in Eve Resources Limited is in turn held by a company wholly owned by Mr. José Manuel dos Santos, as trustee of a discretionary family trus

Under a share option scheme approved by the shareholders of the Company, the Board of directors of the Company may, at its discretion, grant options to eligible employees of the group, including executive directors, to subscribe for shares in the Company. The maximum number of shares in respect of which options may be granted under the scheme may not exceed 10% of the issued share capital of the Company from time to time.

The directors of the Company have been granted the following share options to subscribe for shares in the Company which were all outstanding as at 31st December 2002:

	Grant date	Number of shares options granted	Exercisable from	Exercisable until	Exercise price *HK$*
Mr. José Manuel dos Santos	16th August 2000	290,000	16th February 2001	15th February 2004	1.19
	1st August 2001	522,000	1st February 2002	31st January 2005	0.79
Mr. Yim Hong	16th August 2000	290,000	16th February 2001	15th February 2004	1.19
	1st August 2001	522,000	1st February 2002	31st January 2005	0.79
Mr. Kuan Kin Man	16th August 2000	290,000	16th February 2001	15th February 2004	1.19
	1st August 2001	522,000	1st February 2002	31st January 2005	0.79
Ms. Monica Maria Nunes	16th August 2000	290,000	16th February 2001	15th February 2004	1.19
	1st August 2001	522,000	1st February 2002	31st January 2005	0.79

Notes:

(1) At the date before the options of exercise price of HK$1.19 were granted, which was 15th August 2000, the market value per share was HK$1.16

(2) At the date before the options of exercise price of HK$0.79 were granted, which was 31st July 2001, the market value per share was HK$0.78.

As at 31st December 2002, none of the options being granted to the directors under the Old Share Option Scheme have been exercised or cancelled. Save as disclosed above, none of the directors or their associates had any interests in the share capital of the Company or its associated corporations (as defined in the SDI Ordinance). The interests of the management shareholders (as defined in the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules") in the share capital of the company are the same as disclosed above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, at no time during the periods under review was the Company or its subsidiaries a party to any arrangements to enable the directors (including their spouses or children under 18 years of age) or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 31st December 2002, the register of substantial shareholders maintained under Sections 16(1) of the SDI Ordinance shows that the Company has been notified of the following interests, being 10% or more of the Company's issued share capital.

Name of shareholder	Number of shares
Eve Resources Limited	293,388,000

COMPETING INTERESTS

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

BOARD PRACTICES AND PROCEDURES

The Company has complied with Board Practices and Procedures as set out in Rules 5.28 to 5.39 to the Rules Governing the Listing of Secruities on GEM since listed on the GEM of the Stock Exchange.

AUDIT COMMITTEE

The Company established an audit committee on 10th February 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, Chairman, and the two independent non-executive directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month Period and the Six-Month Period, neither th Company nor any of its subsidiaries has purchased, sold or redeemed any the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 13th February 2003

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質，在創業板買賣的證券可能會較於聯交所主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後確認，就彼等所知及所信：－(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實，致使本文件所載任何內容產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

摘要

- 三個月期間的營業額達197,100,000港元，與去年同期比較，上升了13.8%。期間的純利達20,100,000港元；

- 支付中期股息1.0港仙；

- 向香港聯交所創業板申請將MegaInfo股份獨立上市；及

- 於二零零二年十二月三十一日的財務狀況穩健，手頭現金達225,500,000港元。

中期業績

本人謹代表愛達利網絡控股有限公司(「本公司」)的董事會(「董事會」),欣然提呈本公司及其附屬公司(統稱「本集團」)截至二零零二年十二月三十一日止三個月(「三個月期間」)及六個月(「六個月期間」)的未經審核綜合業績如下:

簡明綜合收益報表

		截至十二月三十一日止三個月		截至十二月三十一日止六個月	
		二零零二年 (未經審核)	二零零一年 (未經審核)	二零零二年 (未經審核)	二零零一年 (未經審核)
	附註	*千港元*	*千港元*	*千港元*	*千港元*
營業額	2	197,067	173,110	283,960	384,069
銷售成本	3	(149,420)	(127,006)	(213,387)	(287,844)
毛利		47,647	46,104	70,573	96,225
其他收益		728	3,391	1,433	5,383
銷售及行政開支		(24,632)	(24,162)	(41,313)	(44,481)
經營溢利		23,743	25,333	30,693	57,127
財務成本		(42)	–	(172)	–
應佔聯營公司虧損		(465)	(681)	(740)	(768)
除稅前溢利		23,236	24,652	29,781	56,359
稅項	5	(3,675)	(3,883)	(4,707)	(8,877)
除稅後溢利		19,561	20,769	25,074	47,482
少數股東權益		497	(685)	683	(397)
股東應佔溢利		20,058	20,084	25,757	47,085
股息	6	6,080	6,080	6,080	6,080
每股盈利*(港仙)*	7				
–基本		3.3	3.3	4.2	7.7
–攤薄		3.3	3.3	4.2	7.7

簡明綜合資產負債表

於二零零二年十二月三十一日

	附註	於二零零二年十二月三十一日（未經審核）千港元	於二零零二年六月三十日千港元
固定資產		6,696	3,227
於聯營公司的投資		11,029	6,591
非買賣證券		20,182	16,450
流動資產			
存貨		127,941	110,812
應收貿易賬項及票據	8	214,463	191,357
其他應收款項、按金及預付款項		11,263	10,478
銀行結餘及現金		225,512	213,360
		579,179	526,007
流動負債			
應付貿易賬項及票據	9	118,439	98,465
其他應付款項及應計費用		45,647	43,651
可換股債券		17,505	17,505
應付税項		55,823	51,263
銀行貸款		12,150	—
		249,564	210,884
流動資產淨值		329,615	315,123
總資產減流動負債		367,522	341,391
資金來源：			
股本	10	60,798	60,798
儲備	11	284,843	265,198
建議股息	11	6,080	3,040
股東權益		351,721	329,036
少數股東權益		6,076	2,630
可換股債券		9,725	9,725
		367,522	341,391

簡明綜合現金流量表

	截至二零零二年十二月三十一日止六個月（未經審核）*千港元*	截至二零零一年十二月三十一日止六個月（未經審核）*千港元*
經營業務的現金流入／(流出)淨額	5,866	(13,105)
投資業務的現金流出淨額	(5,864)	(5,845)
融資的現金流入／(流出)淨額	12,150	(157)
現金及現金等值項目的增加／(減少)淨額	12,152	(19,107)
期初的現金及現金等值項目	213,360	225,448
期終的現金及現金等值項目	225,512	206,341
現金及現金等值項目結餘的分析		
銀行結餘及現金	225,512	206,341

簡明權益變動報表

	截至二零零二年十二月三十一日止六個月（未經審核）千港元	截至二零零一年十二月三十一日止六個月（未經審核）千港元
期初股東權益結餘總額	329,036	292,811
因換算海外附屬公司及聯營公司賬目產生的滙兑差額	(32)	(87)
未於綜合收益報表確認的收益及虧損淨額	(32)	(87)
	329,004	292,724
股東應佔溢利	25,757	47,085
已付二零零零／二零零一年末期股息	–	(12,160)
已付二零零一／二零零二年末期股息	(6,080)	–
期終股東權益結餘總額	348,681	327,649

賬目附註

1. **重要會計政策**

合併業績的編製乃按香港公認會計原則及香港會計師公會發出的會計準則編製。

編製中期賬目時所採用的會計政策與編製截至二零零二年六月三十日止年度的年度賬目所採用的會計政策一致。

2. 分類資料

業務分類

本集團期間的營業額及業績按業務分類的分析如下：

	截至二零零二年十二月三十一日止六個月			截至二零零一年十二月三十一日止六個月		
	數據網絡系統設計、銷售與開發及提供相關工程服務	貨品銷售	本集團	數據網絡系統設計、銷售與開發及提供相關工程服務	貨品銷售	本集團
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營業額	232,132	51,828	283,960	317,529	66,540	384,069
分部業績	27,927	10,170	38,097	41,211	12,633	53,844
未分配收入			1,433			5,383
未分配開支			(8,837)			(2,100)
經營溢利			30,693			57,127
財務成本			(172)			–
應佔聯營公司虧損			(740)			(768)
除税前溢利			29,781			56,359
税項			(4,707)			(8,877)
除税後溢利			25,074			47,482
少數股東權益			683			(397)
股東應佔溢利			25,757			47,085

各業務分部之間並無進行銷售或其他交易。

地區分類

本集團90%以上的營業額及經營溢利來自中國市場。

3. **銷售成本**

於二零零二年十二月三十一日，並無存貨以可變現淨值列賬（二零零一年：無）。

4. **折舊**

於本期間，本集團的固定資產的折舊為1,300,000港元（二零零一年：1,100,000港元）。

5. **稅項**

本集團於回顧期間並無香港估計應課稅溢利，故賬目並無就香港利得稅計提撥備。

澳門補充所得稅，是按回顧期間本集團在澳門經營的成員公司的估計應課稅溢利的15.75%計算。

於綜合收益報表扣除的稅項金額為：

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
香港利得稅	–	–	–	–
澳門補充所得稅	3,675	3,883	4,707	8,877
	3,675	3,883	4,707	8,877

本期間並無任何重大未撥備遞延稅項（二零零一年：無）。

6. **股息**

董事會已決定向於二零零三年三月七日名列本公司股東名冊的股東派發每股1.0港仙的中期股息（二零零一年：每股1.0港仙）。

7. 每股盈利

每股基本及攤薄盈利乃根據下列數據計算：

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
盈利				
用作計算每股基本及攤薄盈利的盈利	20,058	20,084	25,757	47,085
潛在攤薄影響的普通股：				
可換股債券的利息	110	–	219	–
	20,168	20,084	25,976	47,085
	千股	*千股*	*千股*	*千股*
股份數目				
用作計算每股基本盈利的普通股加權平均數	607,984	607,984	607,984	607,984
潛在攤薄影響的普通股：				
購股權	–	193	–	–
可換股債券	10,658	–	10,658	–
用作計算每股攤薄盈利的普通股加權平均數	618,642	608,177	618,642	607,984

8. 應收貿易賬項及票據

以下為應收貿易賬項及票據於報告日的賬齡分析：

	於二零零二年十二月三十一日 *千港元*	於二零零二年六月三十日 *千港元*
0-6個月	120,180	115,238
7-12個月	54,172	54,752
12個月以上	62,515	43,309
	236,867	213,299
減：撥備	(22,404)	(21,942)
	214,463	191,357

授予客戶的信貸條件各有不同，但一般為個別客戶及本集團磋商的結果。客戶一般需於項目之不同階段支付款項。

9. 應付貿易賬項及票據

以下為應付貿易賬項及票據於報告日的賬齡分析：

	於二零零二年十二月三十一日 *千港元*	於二零零二年六月三十日 *千港元*
0-6個月	95,554	71,351
7-12個月	22,885	1,407
12個月以上	—	25,707
	118,439	98,465

10. **股本**

	法定 每股面值0.1港元的普通股 *股份數目*	 *千港元*
於二零零二年十二月三十一日 及二零零二年六月三十日	2,000,000,000	200,000

	已發行及繳足 每股面值0.1港元的普通股 *股份數目*	 *千港元*
於二零零二年十二月三十一日 及二零零二年六月三十日	607,984,000	60,798

舊購股權計劃

根據本公司於二零零零年二月十日採納並於二零零二年十一月五日終止的舊購股權計劃，本公司董事可酌情邀請全職僱員(包括執行董事)行使購股權以認購本公司股份最多達不時已發行股份(不包括因行使根據購股權計劃授出的購股權而發行的股份)的10%上限。

於二零零零年八月十六日，可認購1,450,000股及4,466,000股股份乃分別授予本公司的董事及本集團的若干僱員。並無購股權於二零零二年十二月三十一日已獲行使。

於二零零一年八月一日，可認購2,088,000股及11,378,000股股份乃分別授予本公司的董事及本集團的若干僱員。並無購股權於二零零二年十二月三十一日已獲行使。

已授予本公司的董事及本集團的若干僱員的尚未行使購股權詳情如下：

授予購股權日期	於二零零二年七月一日尚未行使之購股權數目	期內失效購股權數目	於二零零二年十二月三十一日尚未行使之購股權數目	行使期間	每股股份行使價
					港元
二零零零年八月十六日	5,626,000	(164,000)	5,462,000	二零零一年二月十六日至二零零四年二月十五日	1.19
二零零一年八月一日	13,466,000	(200,000)	13,266,000	二零零二年二月一日至二零零五年一月三十一日	0.79
	19,092,000	(364,000)	18,728,000		

在本公司於二零零二年十一月五日舉行的股東特別大會上，本公司獨立股東批准，待獲得舊購股權計劃授出的購股權的持有人同意，註銷所有尚未行使的購股權。於二零零二年十二月三十一日，概無已授出的購股權獲註銷。

新購股權計劃

根據於二零零二年十一月五日舉行的股東特別大會上通過的決議案，本公司採納新購股權計劃，並終止舊購股權計劃。本公司並無根據舊購股權計劃再授出任何購股權。然而，上文所述根據舊購股權計劃授出而尚未行使的購股權，仍依據舊購股權計劃的條款及創業板上市規則第二十三章的條文為有效。

根據新購股權計劃，本公司可收取代價1港元向以下人士授出購股權認購股份：(i)任何本集團的僱員；(ii)任何獨立非執行董事；及(iii)任何本集團的顧問、供應商或客戶(由董事會全權決定)。除非取得股東的另行批准，否則根據本公司任何其他購股權計劃(包括舊購股權計劃)授出的購股權可認購的股份，合共最高可相當於採納新購股權計劃之日已發行股份總額的10%。

根據新購股權計劃的股份的認購價，不得低於以下的最高者：(i)本公司股份於授出日期在聯交所每日報價表上所報的收市價；(ii)股份於緊接授出日期前五個營業日在聯交所每日報價表上所報的平均收市價；及(iii)股份於授出購股權日期的面值。

行使全部已授出的購股權，加上新購股權計劃及其他購股權計劃尚未行使的購股權，可予發行的股數上限，合共不得超過不時的已發行股份的30%。

根據新購股權計劃授出的任何購股權的行使期間，須由董事會決定，該期間不得遲於由授出購股權日期起計十年後屆滿。按創業板上市規則規定作出披露，自採納新購股權計劃以來，本公司並無向任何人士授出新購股權。

11. 儲備變動

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	保留盈利	合共
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
於二零零二年七月一日	86,590	702	(2,372)	35,549	(10)	147,779	268,238
期間保留溢利	–	–	–	–	–	25,757	25,757
中國業務財務報表的換算							
於二零零一年／二零零二年	–	–	–	–	(32)	–	(32)
已付末期股息	–	–	–	–	–	(3,040)	(3,040)
於二零零二年十二月三十一日	86,590	702	(2,372)	35,549	(42)	170,496	290,923
本公司及附屬公司	86,590	702	(2,372)	35,549	(42)	171,236	291,663
聯營公司	–	–	–	–	–	(740)	(740)
於二零零二年十二月三十一日	86,590	702	(2,372)	35,549	(42)	170,496	290,923
代表：							
二零零二年／二零零三年建議中期股息							6,080
於二零零二年十二月三十一日的儲備							284,843
							290,923

管理層討論與分析

流動資金、財政資源及資本架構

於二零零二年十二月三十一日，本集團的財務狀況仍然強健，股本回報率(股東應佔溢利／股東權益)達7.3%及資產負債比率(銀行貸款／股東權益)為3.5%。於二零零二年十二月三十一日，本集團的流動資產淨值約為329,600,000港元，銀行結餘及現金金額約達225,500,000港元。本集團的流動資金充裕可於流動比率(流動資產／流動負債)體現，而比率為2.3倍。董事認為，流動資金不但足以應付本集團的營運資金需求，而且亦為本集團的未來營運、資本開支及其他資金需求提供資金。

資本承擔及重大投資

於二零零二年十二月三十一日，本集團概無任何重大資本承擔及重大投資。

重大收購／出售事項

本集團於申報期間並無重大收購或出售事項。

僱員資料

於二零零二年十二月三十一日，本集團於香港、澳門及中國的僱員有224名。全體僱員的酬金總額達17,200,000港元。

本集團的酬金及花紅政策基本上根據個別僱員的表現而定。

本集團已採納購股權計劃，據此，本集團的若干僱員可獲授購股權以購買股份。

本集團亦為技術僱員及市場推廣員提供多項培訓計劃及產品介紹，以提升其整體質素，並讓彼等緊貼行業趨勢。

集團資產的抵押

於二零零二年十二月三十一日，本集團並無任何集團資產的抵押。

重大投資或購入資本資產的未來計劃詳情

董事概無任何重大投資或購入資本資產的未來計劃。

外滙風險

本集團主要以港元、澳門元、美元及人民幣賺取收益及產生成本。董事認為本集團的外滙風險的影響屬微不足道。

或然負債

於二零零二年十二月三十一日，本集團概無任何或然負債。

業務回顧

數據網絡基建

中國電訊行業於二零零二年內的重組，對業內人士來說是極大挑戰。雖然重組已完成，但其影響尚未安頓。中國經濟活動蓬勃，得以促使電訊服務供應商繼續投資於網絡基建，惟其資本開支步伐相對受到影響。

由於本公司擁有穩固的客戶群，故本公司能在期內取得穩定業績。我們於三個月期間已完成與廣東中國電信、遼寧中國電信及河南中國電信訂立的合約，總值為121,500,000港元，分別為提升及擴展廣東省、遼寧省和河南省的數碼數據網絡及寬頻數據網絡。

於三個月期間，我們已成功擴大在中國的業務版圖。透過完成安徽中國電信的8,700,000港元的合約及黑龍江中國電信的4,800,000港元的合約，愛達利的客戶群伸展至20個省、市及自治區。

我們亦目睹市場新力軍更加活躍，如有線電視營運商(「有線電視」)提供數據服務，及與政府機關興建數碼港、教育網及電子化政府等。除了為山西有線電視建設IP城域網絡完成1,900,000港元的合約外，我們亦取得及完成興建安徽政府教育部的數據網絡合約，價值為3,000,000港元。

我們藉著建設大型公眾數據網絡方面的知識及經驗，開始拓展亞太區內其他地區市場。於六個月期間，我們進行多個業務計劃，發展香港市場，並成功爭取合共逾9,000,000港元的合約。我們更善用我們的經驗和技術，在亞太區一些國家積極發掘商機，與當地夥伴商討合作競投數據網絡項目。

分拆MegaInfo Holdings Limited獨立上市

於二零零三年一月三十日，本集團向聯交所申請分拆MegaInfo Holdings Limited(「MegaInfo」)股份在香港聯合交易所有限公司創業板獨立上市。自一九九八年起，MegaInfo主要從事提供企業方案，並在經揀選的垂直市場，例如電訊、醫療和金融行業市場，專注於自行開發數碼圖像處理管理方案，分別為VodaImage和VodaMax。該等圖像處理管理方案，可以透過中央管理數據庫來擷取及儲存文件和圖像，使能夠在不同地點有效率地讀取及進一步處理資料。本公司相信分拆MegaInfo獨立上市，可提供更多資源，及讓MegaInfo日後更專注發展業務。

財務回顧

本公司以穩固的客戶群為後盾，業務穩定，三個月期間的營業額達197,100,000港元，較去年同期上升13.8%。然而，由於我們的業務受非季節性特質及電訊行業經歷的重組所影響，我們於六個月期間錄得營業額284,000,000港元，去年同期則為384,100,000港元。儘管市場競爭愈來愈激烈，我們於三個月期間及六個月期間仍能穩守約24%的毛利率。

由於利率偏低減少三個月期間的利息收入，純利為20,100,000港元，相若去年同期的純利水平。

於三個月期間內，除了可換股貸款外，本公司籌得合共人民幣13,000,000元的短期貸款，令我們在中國的附屬公司的經營業務得以順利進行。手頭現金仍然充裕，於二零零二年十二月三十一日的現金結餘為225,500,000港元。

董事於股本及購股權的權益

於二零零二年十二月三十一日，各董事及彼等的聯繫人於本公司及其相聯法團(定義見證券(披露權益)條例(「披露權益條例」)的股本中，擁有記錄於根據披露權益條例第29條須存置的登記冊的權益：

董事姓名	股份數目	權益性質
José Manuel dos Santos先生	293,388,000	公司 *(附註)*
嚴康先生	7,357,500	個人
關鍵文先生	12,262,500	個人
Monica Maria Nunes女士	2,452,500	個人

附註： 該等股份乃以Eve Resources Limited的名義擁有。José Manuel dos Santos 先生擁有的一間全資公司作為全權家族信託的信託人，而持有Eve Resources Limited的全部已發行股本。

根據本公司股東批准的舊購股權計劃，本公司董事會可酌情授予本集團合資格僱員(包括執行董事)購股權，以認購本公司股份。根據該計劃可能授出購股權獲行使而認購的股份數目上限，不得超逾本公司不時已發行股本的10%。

本公司董事已獲授以下可認購本公司股份的購股權，所有購股權於二零零二年十二月三十一日尚未行使：

	獲授購股權的日期	獲授購股權數目	行使期間由以下日期起	行使期間直至以下日期為止	行使價
					港元
José Manuel dos Santos先生	二零零零年八月十六日	290,000	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日	二零零五年一月三十一日	0.79
嚴康先生	二零零零年八月十六日	290,000	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日	二零零五年一月三十一日	0.79
關鍵文先生	二零零零年八月十六日	290,000	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日	二零零五年一月三十一日	0.79
Monica Maria Nunes女士	二零零零年八月十六日	290,000	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日	二零零五年一月三十一日	0.79

附註：

(1) 於授出行使價為1.19港元的購股權前一日，即二零零零年八月十五日，每股股份的市值為1.16港元。

(2) 於授出行使價為0.79港元的購股權前一日，即二零零一年七月三十一日，每股股份的市值為0.78港元。

於二零零二年十二月三十一日，並無任何上述根據舊購股權計劃授予董事之購股權獲行使或註銷。除上文披露者外，各董事或彼等的聯繫人概無於本公司或其相聯法團(定義見披露權益條例)的股本中擁有任何權益。管理層股東(定義見創業板證券上市規則(「創業板上市規則」))於本公司股本中的權益與上文所披露者相同。

董事收購股份的權利

除上文披露者外，本公司或其附屬公司並無於回顧期間內訂立任何安排，使本公司的董事(包括彼等的配偶或18歲以下的子女)或行政總裁可藉收購本公司或任何其他法人團體的股份或債券而獲益。

主要股東

於二零零二年十二月三十一日，根據披露權益條例第16(1)條須存置的登記冊所記錄，佔本公司已發行股本10%或以上的主要股東權益如下。

股東名稱	股份數目
Eve Resources Limited	293,388,000

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無擁有與本集團業務構成競爭或可能構成競爭之業務權益。

董事會常規及程序

自於聯交所創業板上市以來，本公司已遵從創業板證券上市規則第5.28條至5.39條所載的董事會常規及程序的規定。

審核委員會

本公司於二零零零年二月十日，按照符合創業板上市規則第5.23及5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成，包括主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

於三個月期間及六個月期間，本公司或其任何附屬公司概無購買、出售或購回本公司任何上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零三年二月十三日

Vodatel Networks Holdings Limited
愛達利網絡控股有限公司

Room 1401, 14th Floor
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road, Central
Hong Kong
香港上環干諾道中168-200號
信德中心招商局大廈14樓1401室
Tel: (852) 2587 8868
Fax: (852) 2587 8033

Vodatel Holdings Limited
愛達利控股有限公司
(a wholly-owned subsidiary of Vodatel Networks Holdings Limited)

No.74 da Rua da Felicidade
Edf. Vodatel
Taipa, Macau
澳門氹仔永福街74號
愛達利大廈
Tel: (853) 721182, 718033
Fax: (853) 717800

Website: http://www.vodatelsys.com

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: — (1) the information contained in this document is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

HIGHLIGHTS

- Turnover for the Three-Month Period amounted to HK$197.1 million, representing an increase of 13.8% over the corresponding period last year. Net profit for the Period reached HK$20.1 million;

- Payment of an interim dividend of HK1.0 cent;

- Submission of an application for the separate listing of MegaInfo's shares on the Growth Enterprise Market of the Stock Exchange of Hong Kong; and

- Healthy financial standing with cash on hand amounting to HK$225.5 million as at 31st December 2002

INTERIM RESULTS

On behalf of the Board of the Directors (the "Board") of Vodatel Networks Holdings Limited (the "Company"), I am pleased to present the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three months ("Three-Month Period") and six months ("Six-Month Period") ended 31st December 2002 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		Three months ended 31st December		Six months ended 31st December	
		2002	**2001**	**2002**	**2001**
		(unaudited)	**(unaudited)**	**(unaudited)**	**(unaudited)**
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	2	197,067	173,110	283,960	384,069
Cost of sales	3	(149,420)	(127,006)	(213,387)	(287,844)
Gross profit		47,647	46,104	70,573	96,225
Other revenue		728	3,391	1,433	5,383
Selling and administrative expenses		(24,632)	(24,162)	(41,313)	(44,481)
Profit from operations		23,743	25,333	30,693	57,127
Finance cost		(42)	—	(172)	—
Share of losses of associated companies		(465)	(681)	(740)	(768)
Profit before tax		23,236	24,652	29,781	56,359
Taxation	5	(3,675)	(3,883)	(4,707)	(8,877)
Profit after tax		19,561	20,769	25,074	47,482
Minority interest		497	(685)	683	(397)
Profit attributable to shareholders		20,058	20,084	25,757	47,085
Dividends	6	6,080	6,080	6,080	6,080
Earnings per share (HK cents)	7				
— Basic		3.3	3.3	4.2	7.7
— Diluted		3.3	3.3	4.2	7.7

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended 31st December 2002 (unaudited) *HK$'000*	For the six months ended 31st December 2001 (unaudited) *HK$'000*
Net Cash Inflow/(Outflow) From Operating Activities	5,866	(13,105)
Net Cash Outflow From Investing Activities	(5,864)	(5,845)
Net Cash Inflow/(Outflow)From Financing	12,150	(157)
Increase/(Decrease) In Cash And Cash Equivalents	12,152	(19,107)
Cash and Cash Equivalents At The Beginning Of The Period	213,360	225,448
Cash And Cash Equivalents At The End Of The Period	225,512	206,341
Analysis Of Balances Of Cash And Cash Equivalents		
Bank balances and cash	225,512	206,341

CONDENSED CONSOLIDATED BALANCE SHEET AT 31ST DECEMBER 2002

	Notes	As at 31st December 2002 (unaudited) HK$'000	As at 30th June 2002 HK$'000
Fixed assets		6,696	3,227
Investments in associated companies		11,029	6,591
Non-trading securities		20,182	16,450
Current assets			
Inventories		127,941	110,812
Trade and bills receivables	8	214,463	191,357
Other receivables, deposits and prepayments		11,263	10,478
Bank balances and cash		225,512	213,360
		579,179	526,007
Current liabilities			
Trade and bills payables	9	118,439	98,465
Other payables and accruals		45,647	43,651
Convertible bonds		17,505	17,505
Taxation payable		55,823	51,263
Bank loan		12,150	—
		249,564	210,884
Net current assets		329,615	315,123
Total assets less current liabilities		367,522	341,391
Financed by:			
Share capital	10	60,798	60,798
Reserves	11	284,843	265,198
Proposed dividends	11	6,080	3,040
Shareholders' funds		351,721	329,036
Minority interests		6,076	2,630
Convertible bonds		9,725	9,725
		367,522	341,391

CONDENSED STATEMENT OF CHANGES IN EQUITY

	For the six months ended 31st December 2002 (unaudited) *HK$'000*	For the six months ended 31st December 2001 (unaudited) *HK$'000*
Total equity balance at the beginning of the period	329,036	292,811
Exchange differences arising on translation of accounts of overseas subsidiaries and an associated company	(32)	(87)
Net gains and losses not recognised in the consolidated income statement	(32)	(87)
	329,004	292,724
Profit attributable to shareholders	25,757	47,085
2000/2001 Final dividends paid	—	(12,160)
2001/2002 Final dividends paid	(6,080)	—
Total equity balance at the end of the period	348,681	327,649

Notes To Accounts

1. Significant accounting policies

The combined results have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

The accounting policies in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 30th June 2002.

2. Segment information

Business segments

An analysis of the Group's turnover and results for the period by business segments is as follows:

	Six months ended 31st December 2002			Six months ended 31st December 2001		
	Design, sale and implementation of data networking systems and provision of related engineering services	Sale of goods	Group	Design, sale and implementation of data networking systems and provision of related engineering services	Sale of goods	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	232,132	51,828	283,960	317,529	66,540	384,069
Segment results	27,927	10,170	38,097	41,211	12,633	53,844
Unallocated income			1,433			5,383
Unallocated cost			(8,837)			(2,100)
Operating profit			30,693			57,127
Finance cost			(172)			—
Share of losses of associated companies			(740)			(768)
Profit before taxation			29,781			56,359
Taxation			(4,707)			(8,877)
Profit after taxation			25,074			47,482
Minority interest			683			(397)
Profit attributable to shareholders			25,757			47,085

There are no significant sales or other transactions between the business segments.

Geographical segments

More than 90% of the Group's turnover and operating profit were derived from China market.

3. **Cost of sales**

At 31st December 2002, there were no inventories (2001: nil) carried at net realisable value.

4. **Depreciation**

During the period, depreciation of HK$1.3 million (2001: HK$1.1 million) was charged in respect of the Group's fixed assets.

5. **Taxation**

No provision for Hong Kong profits tax has been made in the accounts as the Group does not have any estimated assessable Hong Kong profits for the periods under review.

Macau complimentary profits tax has been calculated at 15.75% on the estimated assessable profits of group companies operating in Macau for the periods under review.

The amount of taxation charged to the consolidated Income Statements represent:

	Three months ended 31st December		**Six months ended 31st December**	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong profits tax	—	—	—	—
Macau complimentary profits tax	3,675	3,883	4,707	8,877
	3,675	3,883	4,707	8,877

There was no material unprovided deferred taxation for the period (2001: Nil).

6. **Dividends**

The Board have determined that an interim dividend of HK1.0 cent per share should be paid to shareholders of the Company whose names appear in the Register of Members on 7th March 2003 (2001: HK1.0 cent per share).

7. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Three months ended 31st December		**Six months ended 31st December**	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Earnings				
Earnings for the purpose of basic and diluted earnings per share	20,058	20,084	25,757	47,085
Effect of dilutive potential ordinary shares:				
Interest on convertiable loan notes	110	—	219	—
	20,168	20,084	25,976	47,085
	'000	*'000*	*'000*	*'000*
Number of shares				
Weighted average number of ordinary shares for the purpose of basic earnings per share	607,984	607,984	607,984	607,984
Effect of dilutive potential ordinary shares:				
Share option	—	193	—	—
Convertible loan notes	10,658	—	10,658	—
Weighted average number of ordinary shares for the purpose of diluted earnings per share	618,642	608,177	618,642	607,984

8. **Trade and bills receivables**

The following is an aged analysis of trade and bills receivables at the reporting date:

	As at 31st December 2002 *HK$'000*	As at 30th June 2002 *HK$'000*
0-6 months	120,180	115,238
7-12 months	54,172	54,752
Over 12 months	62,515	43,309
	236,867	213,299
Less: provision	(22,404)	(21,942)
	214,463	191,357

The credit terms granted to customers vary and are generally the result of negotiations between the individual customers and the Group. Customers are generally required to pay at various intervals over the life of the projects.

9. **Trade and bills payables**

The following is an aged analysis of trade and bills payables at the reporting date:

	As at 31st December 2002 *HK$'000*	As at 30th June 2002 *HK$'000*
0-6 months	95,554	71,351
7-12 months	22,885	1,407
Over 12 months	—	25,707
	118,439	98,465

10. **Share capital**

	Authorised Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 31st December 2002 and 30th June 2002	2,000,000,000	200,000
	Issued and fully paid Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 31st December 2002 and 30th June 2002	607,984,000	60,798

Old Share Option Scheme

Under the Old Share Option Scheme adopted by the Company on 10th February 2000 and terminated on 5th November 2002, the directors of the Company may, at their discretion, invite full-time employees including executive directors to take up options to subscribe for shares in the Company representing up to a maximum of 10% of the shares in issue from time to time (excluding shares issued on exercise of options under the share option scheme).

On 16th August 2000, share options to subscribe for 1,450,000 and 4,466,000 shares were granted to the directors of the Company and certain employees of the Group respectively. None of the share options granted have been exercised as at 31st December 2002.

On 1st August 2001, share options to subscribe for 2,088,000 and 11,378,000 shares were granted to certain directors of the Company and certain employees of the Group respectively. None of the share options granted have been exercised as at 31st December 2002.

Details of the outstanding share options which have been granted to the directors of the Company and certain employees of the Group are as follows:

Date of share options granted	**Number of share options outstanding as at 1st July 2002**	**Number of share options lapsed during the period**	**Number of share options outstanding as at 31st December 2002**	**Exercise period**	**Exercise price per share** *HK$*
16th August 2000	5,626,000	(164,000)	5,462,000	16th February 2001 - 15th February 2004	1.19
1st August 2001	13,466,000	(200,000)	13,266,000	1st February 2002 - 31st January 2005	0.79
	19,092,000	(364,000)	18,728,000		

At the Special General Meeting of the Company held on 5th November 2002, the independent shareholders of the Company approved, subject to the agreement of the holders of the options granted under the Old Share Option Scheme, to cancel all the outstanding options. As at 31st December 2002, none of the share options granted have been cancelled.

New Share Option Scheme

The Company by shareholders' resolutions passed at its Special General Meeting held on 5th November 2002, has adopted the New Share Option Scheme and terminated the Old Share Option Scheme. No further options may be offered under the Old Share

Option Scheme. However, the outstanding options granted under the Old Share Option Scheme, as mentioned in the preceding paragraphs, shall continue to be subject to the provisions of the Old Share Option Scheme and the provisions of Chapter 23 of the GEM Rules.

Pursuant to the New Share Option Scheme, the Company may grant, for a consideration of HK$1 for each grant, options to subscribe for shares to (i) any employees of the Group; (ii) any independent non-executive directors; and (iii) any consultants, suppliers or customers of the Group, as absolutely determined by the Board. The options to subscribe for shares aggregated with shares to be granted under any other share option schemes of the Company (including the Old Share Option Scheme), represent up to 10% of the total number of shares in issue at the date of adoption of the New Share Option Scheme unless further approval of shareholders has been obtained.

The subscription price of the shares under the New Share Option Scheme shall not be less than the highest of (i) the closing price of the Company's shares as stated in the Stock Exchange's daily quotation on the date of the offer; (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations for the five business days immediately preceding the date of offer and (iii) the nominal value of the shares on the date of grant of the option.

The maximum number of shares which may be issued upon exercise of all options granted and yet to be exercised under the New Share Option Scheme and other share option schemes must not, in aggregate, exceed 30% of the shares in issue from time to time.

The exercise period of any option granted under the New Share Option Scheme shall be determined by the Board and such period shall expire not later than 10 years after the date of grant of the option. No option shares for New Share Option Scheme were granted to any person since its adoption as required to be disclosed under the GEM Listing Rules.

11. Movement of reserve

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July 2002	86,590	702	(2,372)	35,549	(10)	147,779	268,238
Profit for the period retained	—	—	—	—	—	25,757	25,757
Translation of financial statements of PRC operations	—	—	—	—	(32)	—	(32)
2001/2002 Final dividend paid	—	—	—	—	—	(3,040)	(3,040)
At 31st December 2002	86,590	702	(2,372)	35,549	(42)	170,496	290,923
Company and subsidiaries	86,590	702	(2,372)	35,549	(42)	171,236	291,663
Associated companies	—	—	—	—	—	(740)	(740)
At 31st December 2002	86,590	702	(2,372)	35,549	(42)	170,496	290,923
Representing:							
2002/2003 Interim dividend proposed							6,080
Reserves at 31st December 2002							284,843
							290,923

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity, financial resources and capital structure

As at 31st December 2002, the Group's financial position remained strong. The return on equity (profit attributable to shareholder/shareholder's fund) yielding at 7.3% and gearing ratio (bank loan/shareholder's fund) standing at 3.5%. As at 31st December 2002, the Group had net current assets of approximately HK$329.6 million with bank balances and cash amounted to approximately HK$225.5 million. The liquidity of the Group is demonstrated by current ratio (current assets/current liabilities) which was 2.3 times. The liquidity position, at the directors' opinion, was sufficient to support the working capital requirement of the Group and to finance the Group's future operations, capital expenditure and other capital requirements.

Capital commitments and significant investments

As at 31st December 2002, the Group did not have any significant capital commitments and significant investments.

Material acquisition /disposals

The Group had no material acquisitions or disposals during the reporting period.

Employee information

As at 31st December 2002, the Group had 224 employees spreading in Hong Kong, Macau and the PRC. Total remuneration of all employees amounted to HK$17.2 million.

The Group's remuneration and bonus policies are basically determined by the performance of individual employees.

The Group had adopted a share option scheme whereby certain employees of the Group may be granted options to acquire shares.

The Group also provides various training programs and product orientation for the technical employees and marketing employees so as to improve their overall qualification and to continuously keep them abreast of industry changes.

Charges on group assets

As at 31st December 2002, the Group did not have any charges on group assets.

Details of future plans for material investment or capital assets

The directors do not have any future plans for material investment or capital assets.

Foreign exchange exposure

The Group mainly earns revenue and incurs cost in Hong Kong dollars, Macau dollars, US dollars and Renminbi. The directors consider that the impact of foreign exchange exposure of the Group is minimal.

Contingent liabilities

As at 31st December 2002, the Group did not have any contingent liabilities.

BUSINESS REVIEW

Data Network Infrastructure

The restructuring of the telecommunications industry in the PRC during 2002 has been a great challenge for market players. Although the restructuring has been completed, lagging effects of such restructuring have yet to be settled. Supported by robust economic activities in the PRC, telecommunications service providers have continued to invest into network infrastructure, though pace of capital expenditure has been affected.

Attributable to steady recurring business from the Company's strong installation base, the Company has able to achieve steady results for the Period. During the Three-Month Period, we have completed aggregate contracts of HK$121.5 million for Guangdong China Telecom, Liaoning China Telecom and Henan China Telecom to upgrade and expand their Digital Data Networks and broadband data networks in the provinces of Guangdong, Liaoning and Henan respectively.

During the Three-Month Period, we have deepened our geographical reach in the PRC. With the completion of the HK$8.7 million contract for Anhui China Telecom and the HK$4.8 million contract for Heilongjiang China Telecom, the installation base of Vodatel now spans in 20 provinces, municipalities and autonomous regions.

We have also witnessed increasing activities from new market forces, such as cable TV operators ("CATV") to roll out data services, and governmental authorities constructing data networks for cyberports, education and e-government. In addition to the completion of the HK$1.9 million contract for Shanxi CATV for the construction of an IP Metropolitan network, we have also secured and completed the HK$3.0 million contract for the construction of a data network for the Education Department of the Government of Anhui.

Leveraging on our knowledge and experience in the construction of large-scale public data networks, we have commenced to extend our market coverage to other regions in the Asia Pacific Region. During the Six-Month Period, we engaged in various marketing programs to penetrate into the Hong Kong market and successfully secured aggregate contracts exceeding HK$9.0 million. We have also been actively exploring opportunities in selected countries in the Asia Pacific Region, using our experience and technical know-how and working in collaboration with local partners to explore into bidding of data networks projects.

Spin-off of MegaInfo Holdings Limited

On 30th January 2003, the Group made an application to the Stock Exchange to spin-off the shares of MegaInfo Holdings Limited ("MegaInfo") on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited. Originated in 1998, MegaInfo is principally engaged in the provision of enterprise solutions, with a focus on the self-developed digital image processing management solutions, namely VodaImage and VodaMax, for selected vertical markets such as telecommunications, medical and finance sectors. These image processing management solutions enable the capture and storage of documents and images in motion under a centralized management database, allowing efficient retrieval and further processing of information at multiple locations. The Company believes that the separate listing of MegaInfo will enhance the availability of resources and a more focus on the future development and business expansion of the business of MegaInfo.

FINANCIAL REVIEW

Supported by our strong installation base, which allowed the Company to enjoy stable recurring business, turnover for the Three-Month Period amounted to HK$197.1 million, representing an increase of 13.8% over the same corresponding period last year. Nevertheless, hampered by the non-seasonal nature of our business and lagging effects from the restructuring of the telecommunications industry, we registered turnover of HK$284.0 million for the Six-Month Period as compared to HK$384.1 million during the same period last year. Despite increasing market competition, we are able to maintain steady gross profit margin of approximately 24% for both the Three-Month Period and the Six-Month Period.

Due to low interest rates, hence reducing interest income for the Three-Month Period, net profit reached HK$20.1 million, leveling the net profit for the same period last year.

During the Three-Month Period, in addition to the convertible loans, the Company raised total short-term loans of RMB13 million to facilitate the increasing operating activities of our subsidiary in the PRC. Cash on hand remained strong, with cash balance standing at HK$225.5 million as at 31st December 2002.

DIRECTORS' INTERESTS IN SHARE CAPITAL AND OPTIONS

As at 31st December 2002, the interests of the directors and their associates in the share capital of the Company and its associated corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name of directors	**Number of shares**	**Nature of interest**
Mr. José Manuel dos Santos	293,388,000	Corporate *(Note)*
Mr. Yim Hong	7,357,500	Personal
Mr. Kuan Kin Man	12,262,500	Personal
Ms. Monica Maria Nunes	2,452,500	Personal

Note: These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, as trustee of a discretionary family trust.

Under a share option scheme approved by the shareholders of the Company, the Board of directors of the Company may, at its discretion, grant options to eligible employees of the group, including executive directors, to subscribe for shares in the Company. The maximum number of shares in respect of which options may be granted under the scheme may not exceed 10% of the issued share capital of the Company from time to time.

The directors of the Company have been granted the following share options to subscribe for shares in the Company which were all outstanding as at 31st December 2002:

	Grant date	Number of shares options granted	Exercisable from	Exercisable until	Exercise price *HK$*
Mr. José Manuel dos Santos	16th August 2000	290,000	16th February 2001	15th February 2004	1.19
	1st August 2001	522,000	1st February 2002	31st January 2005	0.79
Mr. Yim Hong	16th August 2000	290,000	16th February 2001	15th February 2004	1.19
	1st August 2001	522,000	1st February 2002	31st January 2005	0.79
Mr. Kuan Kin Man	16th August 2000	290,000	16th February 2001	15th February 2004	1.19
	1st August 2001	522,000	1st February 2002	31st January 2005	0.79
Ms. Monica Maria Nunes	16th August 2000	290,000	16th February 2001	15th February 2004	1.19
	1st August 2001	522,000	1st February 2002	31st January 2005	0.79

Notes:

(1) At the date before the options of exercise price of HK$1.19 were granted, which was 15th August 2000, the market value per share was HK$1.16

(2) At the date before the options of exercise price of HK$0.79 were granted, which was 31st July 2001, the market value per share was HK$0.78.

As at 31st December 2002, none of the options being granted to the directors under the Old Share Option Scheme have been exercised or cancelled. Save as disclosed above, none of the directors or their associates had any interests in the share capital of the Company or its associated corporations (as defined in the SDI Ordinance). The interests of the management shareholders (as defined in the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules") in the share capital of the company are the same as disclosed above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, at no time during the periods under review was the Company or its subsidiaries a party to any arrangements to enable the directors (including their spouses or children under 18 years of age) or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 31st December 2002, the register of substantial shareholders maintained under Sections 16(1) of the SDI Ordinance shows that the Company has been notified of the following interests, being 10% or more of the Company's issued share capital.

Name of Shareholder	Number of shares
Eve Resources Limited	293,388,000

COMPETING INTERESTS

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

BOARD PRACTICES AND PROCEDURES

The Company has complied with Board Practices and Procedures as set out in rules 5.28 to 5.39 to the Rules Governing the Listing of Secruities on GEM since listed on the GEM of the Stock Exchange.

AUDIT COMMITTEE

The Company established an audit committee on 10th February 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, Chairman, and the two independent non-executive directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month Period and the Six-Month Period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 13th February 2003

This announcement will remain on the GEM website on the "Latest Company Announcement" page for at least 7 days from the date of its posting.

* *For identification purpose only*

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質，在創業板買賣的證券可能會較於聯交所主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後確認，就彼等所知及所信：—(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實，致使本文件所載任何內容產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

摘要

- 三個月期間的營業額達197,100,000港元，與去年同期比較，上升了13.8%。期間的純利達20,100,000港元；
- 支付中期股息1.0港仙；
- 向香港聯交所創業板申請將MegaInfo股份獨立上市；及
- 於二零零二年十二月三十一日的財務狀況穩健，手頭現金達225,500,000港元。

中期業績

本人謹代表愛達利網絡控股有限公司(「本公司」)的董事會(「董事會」)，欣然提呈本公司及其附屬公司(統稱「本集團」)截至二零零二年十二月三十一日止三個月(「三個月期間」)及六個月(「六個月期間」)的未經審核綜合業績如下：

簡明綜合收益報表

	附註	截至十二月三十一日止三個月 二零零二年 (未經審核) 千港元	截至十二月三十一日止三個月 二零零一年 (未經審核) 千港元	截至十二月三十一日止六個月 二零零二年 (未經審核) 千港元	截至十二月三十一日止六個月 二零零一年 (未經審核) 千港元
營業額	2	197,067	173,110	283,960	384,069
銷售成本	3	(149,420)	(127,006)	(213,387)	(287,844)
毛利		47,647	46,104	70,573	96,225
其他收益		728	3,391	1,433	5,383
銷售及行政開支		(24,632)	(24,162)	(41,313)	(44,481)
經營溢利		23,743	25,333	30,693	57,127
財務成本		(42)	—	(172)	—
應佔聯營公司虧損		(465)	(681)	(740)	(768)
除稅前溢利		23,236	24,652	29,781	56,359
稅項	5	(3,675)	(3,883)	(4,707)	(8,877)
除稅後溢利		19,561	20,769	25,074	47,482
少數股東權益		497	(685)	683	(397)
股東應佔溢利		20,058	20,084	25,757	47,085
股息	6	6,080	6,080	6,080	6,080
每股盈利(港仙)	7				
—基本		3.3	3.3	4.2	7.7
—攤薄		3.3	3.3	4.2	7.7

簡明綜合資產負債表
於二零零二年十二月三十一日

	附註	於二零零二年十二月三十一日（未經審核）千港元	於二零零二年六月三十日千港元
固定資產		6,696	3,227
於聯營公司的投資		11,029	6,591
非買賣證券		20,182	16,450
流動資產			
存貨		127,941	110,812
應收貿易賬項及票據	8	214,463	191,357
其他應收款項、按金及預付款項		11,263	10,478
銀行結餘及現金		225,512	213,360
		579,179	526,007
流動負債			
應付貿易賬項及票據	9	118,439	98,465
其他應付款項及應計費用		45,647	43,651
可換股債券		17,505	17,505
應付稅項		55,823	51,263
銀行貸款		12,150	—
		249,564	210,884
流動資產淨值		329,615	315,123
總資產減流動負債		367,522	341,391
資金來源：			
股本	10	60,798	60,798
儲備	11	284,843	265,198
建議股息	11	6,080	3,040
股東權益		351,721	329,036
少數股東權益		6,076	2,630
可換股債券		9,725	9,725
		367,522	341,391

簡明綜合現金流量表

	截至 二零零二年 十二月三十一日 止六個月 (未經審核) 千港元	截至 二零零一年 十二月三十一日 止六個月 (未經審核) 千港元
經營業務的現金流入／(流出)淨額	5,866	(13,105)
投資業務的現金流出淨額	(5,864)	(5,845)
融資的現金流入／(流出)淨額	12,150	(157)
現金及現金等值項目的增加／(減少)淨額	12,152	(19,107)
期初的現金及現金等值項目	213,360	225,448
期終的現金及現金等值項目	225,512	206,341
現金及現金等值項目結餘的分析		
銀行結餘及現金	225,512	206,341

簡明權益變動報表

	截至二零零二年十二月三十一日止六個月（未經審核）千港元	截至二零零一年十二月三十一日止六個月（未經審核）千港元
期初股東權益結餘總額	329,036	292,811
因換算海外附屬公司及聯營公司賬目產生的滙兌差額	(32)	(87)
未於綜合收益報表確認的收益及虧損淨額	(32)	(87)
	329,004	292,724
股東應佔溢利	25,757	47,085
已付二零零零／二零零一年末期股息	—	(12,160)
已付二零零一／二零零二年末期股息	(6,080)	—
期終股東權益結餘總額	348,681	327,649

賬目附註

1. 重要會計政策

合併業績的編製乃按香港公認會計原則及香港會計師公會發出的會計準則編製。

編製中期賬目時所採用的會計政策與編製截至二零零二年六月三十日止年度的年度賬目所採用的會計政策一致。

2. 分類資料

業務分類

本集團期間的營業額及業績按業務分類的分析如下：

	截至二零零二年十二月三十一日止六個月			截至二零零一年十二月三十一日止六個月		
	數據網絡系統設計、銷售與開發及提供相關工程服務	貨品銷售	本集團	數據網絡系統設計、銷售與開發及提供相關工程服務	貨品銷售	本集團
	千港元	千港元	千港元	千港元	千港元	千港元
營業額	232,132	51,828	283,960	317,529	66,540	384,069
分部業績	27,927	10,170	38,097	41,211	12,633	53,844
未分配收入			1,433			5,383
未分配開支			(8,837)			(2,100)
經營溢利			30,693			57,127
財務成本			(172)			–
應佔聯營公司虧損			(740)			(768)
除稅前溢利			29,781			56,359
稅項			(4,707)			(8,877)
除稅後溢利			25,074			47,482
少數股東權益			683			(397)
股東應佔溢利			25,757			47,085

各業務分部之間並無進行銷售或其他交易。

地區分類

本集團90%以上的營業額及經營溢利來自中國市場。

3. **銷售成本**

於二零零二年十二月三十一日，並無存貨以可變現淨值列賬(二零零一年：無)。

4. **折舊**

於本期間，本集團的固定資產的折舊為1,300,000港元(二零零一年：1,100,000港元)。

5. **稅項**

本集團於回顧期間並無香港估計應課稅溢利，故賬目並無就香港利得稅計提撥備。

澳門補充所得稅，是按回顧期間本集團在澳門經營的成員公司的估計應課稅溢利的15.75%計算。

於綜合收益報表扣除的稅項金額為：

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
香港利得稅	—	—	—	—
澳門補充所得稅	3,675	3,883	4,707	8,877
	3,675	3,883	4,707	8,877

本期間並無任何重大未撥備遞延稅項(二零零一年：無)。

6. **股息**

董事會已決定向於二零零三年三月七日名列本公司股東名冊的股東派發每股1.0港仙的中期股息(二零零一年：每股1.0港仙)。

7. **每股盈利**

每股基本及攤薄盈利乃根據下列數據計算：

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
盈利				
用作計算每股基本及攤薄盈利的盈利	20,058	20,084	25,757	47,085
潛在攤薄影響的普通股：				
可換股債券的利息	110	—	219	—
	20,168	20,084	25,976	47,085
	千股	千股	千股	千股
股份數目				
用作計算每股基本盈利的普通股加權平均數	607,984	607,984	607,984	607,984
潛在攤薄影響的普通股：				
購股權	—	193	—	—
可換股債券	10,658	—	10,658	—
用作計算每股攤薄盈利的普通股加權平均數	618,642	608,177	618,642	607,984

8. **應收貿易賬項及票據**

以下為應收貿易賬項及票據於報告日的賬齡分析：

	於二零零二年十二月三十一日 千港元	於二零零二年六月三十日 千港元
0-6個月	120,180	115,238
7-12個月	54,172	54,752
12個月以上	62,515	43,309
	236,867	213,299
減：撥備	(22,404)	(21,942)
	214,463	191,357

授予客戶的信貸條件各有不同，但一般為個別客戶及本集團磋商的結果。客戶一般需於項目之不同階段支付款項。

9. **應付貿易賬項及票據**

以下為應付貿易賬項及票據於報告日的賬齡分析：

	於二零零二年十二月三十一日 千港元	於二零零二年六月三十日 千港元
0-6個月	95,554	71,351
7-12個月	22,885	1,407
12個月以上	—	25,707
	118,439	98,465

10. **股本**

	法定 每股面值0.1港元的普通股 股份數目	千港元
於二零零二年十二月三十一日及二零零二年六月三十日	2,000,000,000	200,000

	已發行及繳足 每股面值0.1港元的普通股 股份數目	千港元
於二零零二年十二月三十一日 及二零零二年六月三十日	607,984,000	60,798

舊購股權計劃

根據本公司於二零零零年二月十日採納並於二零零二年十一月五日終止的舊購股權計劃，本公司董事可酌情邀請全職僱員（包括執行董事）行使購股權以認購本公司股份最多達不時已發行股份（不包括因行使根據購股權計劃授出的購股權而發行的股份）的10%上限。

於二零零零年八月十六日，可認購1,450,000股及4,466,000股股份乃分別授予本公司的董事及本集團的若干僱員。並無購股權於二零零二年十二月三十一日已獲行使。

於二零零一年八月一日，可認購2,088,000股及11,378,000股股份乃分別授予本公司的董事及本集團的若干僱員。並無購股權於二零零二年十二月三十一日已獲行使。

已授予本公司的董事及本集團的若干僱員的尚未行使購股權詳情如下：

授予購股權日期	於二零零二年七月一日尚未行使之購股權數目	期內失效購股權數目	於二零零二年十二月三十一日尚未行使之購股權數目	行使期間	每股股份行使價 港元
二零零零年八月十六日	5,626,000	(164,000)	5,462,000	二零零一年二月十六日至二零零四年二月十五日	1.19
二零零一年八月一日	13,466,000	(200,000)	13,266,000	二零零二年二月一日至二零零五年一月三十一日	0.79
	19,092,000	(364,000)	18,728,000		

在本公司於二零零二年十一月五日舉行的股東特別大會上，本公司獨立股東批准，待獲得舊購股權計劃授出的購股權的持有人同意，註銷所有尚未行使的購股權。於二零零二年十二月三十一日，概無已授出的購股權獲註銷。

新購股權計劃

根據於二零零二年十一月五日舉行的股東特別大會上通過的決議案，本公司採納新購股權計劃，並終止舊購股權計劃。本公司並無根據舊購股權計劃再授出任何購股權。然而，上文所述根據舊購股權計劃授出而尚未行使的購股權，仍依據舊購股權計劃的條款及創業板上市規則第二十三章的條文為有效。

根據新購股權計劃，本公司可收取代價1港元向以下人士授出購股權認購股份：(i)任何本集團的僱員；(ii)任何獨立非執行董事；及(iii)任何本集團的顧問、供應商或客戶（由董事會全權決定）。除非取得股東的另行批准，否則根據本公司任何其他購股權計劃（包括舊購股權計劃）授出的購股權可認購的股份，合共最高可相當於採納新購股權計劃之日已發行股份總額的10%。

根據新購股權計劃的股份的認購價，不得低於以下的最高者：(i)本公司股份於授出日期在聯交所每日報價表上所報的收市價；(ii)股份於緊接授出日期前五個營業日在聯交所每日報價表上所報的平均收市價；及(iii)股份於授出購股權日期的面值。

行使全部已授出的購股權，加上新購股權計劃及其他購股權計劃尚未行使的購股權，可予發行的股數上限，合共不得超過不時的已發行股份的30%。

根據新購股權計劃授出的任何購股權的行使期間，須由董事會決定，該期間不得遲於由授出購股權日期起計十年後屆滿。按創業板上市規則規定作出披露，自採納新購股權計劃以來，本公司並無向任何人士授出新購股權。

11. 儲備變動

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	保留盈利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零二年七月一日	86,590	702	(2,372)	35,549	(10)	147,779	268,238
期間保留溢利	–	–	–	–	–	25,757	25,757
中國業務財務報表的換算							
於二零零一年／二零零二年	–	–	–	–	(32)	–	(32)
已付末期股息	–	–	–	–	–	(3,040)	(3,040)
於二零零二年十二月三十一日	86,590	702	(2,372)	35,549	(42)	170,496	290,923
本公司及附屬公司	86,590	702	(2,372)	35,549	(42)	171,236	291,663
聯營公司	–	–	–	–	–	(740)	(740)
於二零零二年十二月三十一日	86,590	702	(2,372)	35,549	(42)	170,496	290,923

代表：	
二零零二年／二零零三年	
建議中期股息	6,080
於二零零二年	
十二月三十一日的儲備	284,843
	290,923

流動資金、財政資源及資本架構

於二零零二年十二月三十一日，本集團的財務狀況仍然強健，股本回報率（股東應佔溢利／股東權益）達7.3%及資產負債比率（銀行貸款／股東權益）為3.5%。於二零零二年十二月三十一日，本集團的流動資產淨值約為329,600,000港元，銀行結餘及現金金額約達225,500,000港元。本集團的流動資金充裕可於流動比率（流動資產／流動負債）體現，而比率為2.3倍。董事認為，流動資金不但足以應付本集團的營運資金需求，而且亦為本集團的未來營運、資本開支及其他資金需求提供資金。

資本承擔及重大投資

於二零零二年十二月三十一日，本集團概無任何重大資本承擔及重大投資。

重大收購／出售事項

本集團於申報期間並無重大收購或出售事項。

僱員資料

於二零零二年十二月三十一日，本集團於香港、澳門及中國的僱員有224名。全體僱員的酬金總額達17,200,000港元。

本集團的酬金及花紅政策基本上根據個別僱員的表現而定。

本集團已採納購股權計劃，據此，本集團的若干僱員可獲授購股權以購買股份。

本集團亦為技術僱員及市場推廣員提供多項培訓計劃及產品介紹，以提升其整體質素，並讓彼等緊貼行業趨勢。

集團資產的抵押

於二零零二年十二月三十一日，本集團並無任何集團資產的抵押。

重大投資或購入資本資產的未來計劃詳情

董事概無任何重大投資或購入資本資產的未來計劃。

外滙風險

本集團主要以港元、澳門元、美元及人民幣賺取收益及產生成本。董事認為本集團的外滙風險的影響屬微不足道。

或然負債

於二零零二年十二月三十一日，本集團概無任何或然負債。

業務回顧

數據網絡基建

中國電訊行業於二零零二年內的重組，對業內人士來説是極大挑戰。雖然重組已完成，但其影響尚未安頓。中國經濟活動蓬勃，得以促使電訊服務供應商繼續投資於網絡基建，惟其資本開支步伐相對受到影響。

由於本公司擁有穩固的客戶群，故本公司能在期內取得穩定業績。我們於三個月期間已完成與廣東中國電信、遼寧中國電信及河南中國電信訂立的合約，總值為121,500,000港元，分別為提升及擴展廣東省、遼寧省和河南省的數碼數據網絡及寬頻數據網絡。

於三個月期間，我們已成功擴大在中國的業務版圖。透過完成安徽中國電信的8,700,000港元的合約及黑龍江中國電信的4,800,000港元的合約，愛達利的客戶群伸展至20個省、市及自治區。

我們亦目睹市場新力軍更加活躍，如有線電視營運商(「有線電視」)提供數據服務，及與政府機關興建數碼港、教育網及電子化政府等。除了為山西有線電視建設IP城域網絡完成1,900,000港元的合約外，我們亦取得及完成興建安徽政府教育部的數據網絡合約，價值為3,000,000港元。

我們藉著建設大型公眾數據網絡方面的知識及經驗，開始拓展亞太區內其他地區市場。於六個月期間，我們進行多個業務計劃，發展香港市場，並成功爭取合共逾9,000,000港元的合約。我們更善用我們的經驗和技術，在亞太區一些國家積極發掘商機，與當地夥伴商討合作競投數據網絡項目。

分拆MegaInfo Holdings Limited獨立上市

於二零零三年一月三十日，本集團向聯交所申請分拆MegaInfo Holdings Limited(「MegaInfo」)股份在香港聯合交易所有限公司創業板獨立上市。自一九九八年起，MegaInfo主要從事提供企業方案，並在經揀選的垂直市場，例如電訊、醫療和金融行業市場，專注於自行開發數碼圖像處理管理方案，分別為VadaImage和VodaMax。該等圖像處理管理方案，可以透過中央管理數據庫來擷取及儲存文件和圖像，使能夠在不同地點有效率地讀取及進一步處理資料。本公司相信分拆MegaInfo獨立上市，可提供更多資源，及讓MegaInfo日後更專注發展業務。

財務回顧

本公司以穩固的客戶群為後盾，業務穩定，三個月期間的營業額達197,100,000港元，較去年同期上升13.8%。然而，由於我們的業務受非季節性特質及電訊行業經歷的重組所影響，我們於六個月期間錄得營業額284,000,000港元，去年同期則為384,100,000港元。儘管市場競爭愈來愈激烈，我們於三個月期間及六個月期間仍能穩守約24%的毛利率。

由於利率偏低減少三個月期間的利息收入，純利為20,100,000港元，相若去年同期的純利水平。

於三個月期間內，除了可換股貸款外，本公司籌得合共人民幣13,000,000元的短期貸款，令我們在中國的附屬公司的經營業務得以順利進行。手頭現金仍然充裕，於二零零二年十二月三十一日的現金結餘為225,500,000港元。

董事於股本及購股權的權益

於二零零二年十二月三十一日，各董事及彼等的聯繫人於本公司及其相聯法團（定義見證券（披露權益）條例（「披露權益條例」）的股本中，擁有記錄於根據披露權益條例第29條須存置的登記冊的權益：

董事姓名	股份數目	權益性質
José Manuel dos Santos先生	293,388,000	公司（附註）
嚴康先生	7,357,500	個人
關鍵文先生	12,262,500	個人
Monica Maria Nunes女士	2,452,500	個人

附註：該等股份乃以Eve Resources Limited的名義擁有。José Manuel dos Santos先生擁有的一間全資公司作為全權家族信託的信託人，而持有Eve Resources Limited的全部已發行股本。

根據本公司股東批准的舊購股權計劃，本公司董事會可酌情授予本集團合資格僱員（包括執行董事）購股權，以認購本公司股份。根據該計劃可能授出購股權獲行使而認購的股份數目上限，不得超逾本公司不時已發行股本的10%。

本公司董事已獲授以下可認購本公司股份的購股權，所有購股權於二零零二年十二月三十一日尚未行使：

	獲授購股權的日期	獲授購股權數目	行使期間由以下日期起	行使期間直至以下日期為止	行使價
					港元
José Manuel dos Santos先生	二零零零年八月十六日	290,000	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日	二零零五年一月三十一日	0.79
嚴康先生	二零零零年八月十六日	290,000	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日	二零零五年一月三十一日	0.79
關鍵文先生	二零零零年八月十六日	290,000	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日	二零零五年一月三十一日	0.79
Monica Maria Nunes女士	二零零零年八月十六日	290,000	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日	二零零五年一月三十一日	0.79

附註：

(1) 於授出行使價為1.19港元的購股權前一日，即二零零零年八月十五日，每股股份的市值為1.16港元。

(2) 於授出行使價為0.79港元的購股權前一日，即二零零一年七月三十一日，每股股份的市值為0.78港元。

於二零零二年十二月三十一日，並無任何上述根據舊購股權計劃授予董事之購股權獲行使或註銷。除上文披露者外，各董事或彼等的聯繫人概無於本公司或其相聯法團(定義見披露權益條例)的股本中擁有任何權益。管理層股東(定義見創業板證券上市規則(「創業板上市規則」))於本公司股本中的權益與上文所披露者相同。

董事收購股份的權利

除上文披露者外，本公司或其附屬公司並無於回顧期間內訂立任何安排，使本公司的董事(包括彼等的配偶或18歲以下的子女)或行政總裁可藉收購本公司或任何其他法人團體的股份或債券而獲益。

主要股東

於二零零二年十二月三十一日，根據披露權益條例第16(1)條須存置的登記冊所記錄，佔本公司已發行股本10%或以上的主要股東權益如下。

股東名稱	股份數目
Eve Resources Limited	293,388,000

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無擁有與本集團業務構成競爭或可能構成競爭之業務權益。

董事會常規及程序

自於聯交所創業板上市以來，本公司已遵從創業板證券上市規則第5.28條至5.39條所載的董事會常規及程序的規定。

審核委員會

本公司於二零零零年二月十日，按照符合創業板上市規則第5.23及5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成，包括主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

於三個月期間及六個月期間，本公司或其任何附屬公司概無購買、出售或購回本公司任何上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零三年二月十三日

本公佈將由刊登日期起在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT

PROPOSED SEPARATE LISTING OF MEGAINFO HOLDINGS LIMITED ON THE GROWTH ENTERPRISE MARKET OF THE STOCK EXCHANGE OF HONG KONG LIMITED

SUMMARY

The Board is pleased to announce that it is currently considering the proposed spin-off of the MegaInfo Group from the Group and the Separate Listing on GEM. An application for the Separate Listing of MegaInfo Shares on GEM was made to the Stock Exchange on 30 January 2003.

The business of the MegaInfo Group originated within the Group in 1998 and is currently an independent, separate and stand-alone operating unit of the Group's principal business of the provision of network solutions for telecommunications service providers in the PRC. The MegaInfo Group is an independent provider of enterprise solution with a focus on the self-developed digital image processing management solution.

After the spin-off of the MegaInfo's business, the Remaining Group will continue to focus on its principal business in the provision of network solutions for telecommunications service providers in the PRC. The MegaInfo Group will continue to focus on the provision of enterprise solution with a focus on the self-developed digital image processing management solution for selected vertical markets, such as telecommunications, medical and financial sectors.

The Board believes that the Separate Listing will give rise to benefits for both the Remaining Group and the MegaInfo Group.

The exact structure of the Separate Listing (subject to finalization) may involve a distribution in specie of MegInfo Shares to shareholders of the Company on a particular record date (to be determined by the Company), or a new issue of MegInfo Shares, or a combination of both. It is currently proposed that MegaInfo will still remain as a non wholly-owned subsidiary of the Group upon listing of the MegaInfo Shares.

The Separate Listing, depending on its final structure, may involve, inter alia, the adoption of a separate share option scheme by MegaInfo and hence may require approval from shareholders of the Company. A further announcement will be made and, if applicable, a circular containing, inter alia, details of the Separate Listing and a notice of a special general meeting to be convened by the Company to approve the distribution of MegaInfo shares and the adoption of a separate share option scheme by MegaInfo and related issues will be dispatched to shareholders of the Company as soon as practicable once the exact structure of the Separate Listing has been finalized.

As the Separate Listing may or may not proceed, shareholders of the Company are reminded to exercise caution when dealing in the shares of the Company.

INTRODUCTION

The Board is pleased to announce that it is currently considering the proposed spin-off of the MegaInfo Group from the Group and the Separate Listing on GEM. An application for the Separate Listing of MegaInfo Shares on GEM was made on the Stock Exchange on 30 January 2003. CSC Asia Limited and REXCAPITAL (Hong Kong) Limited have been appointed as the sponsor and the co-sponsor to the Separate Listing respectively.

INFORMATION ON MEGAINFO

MegaInfo is a company incorporated in Bermuda as an exempted company with limited liability. The business of the MegaInfo Group originated within the Group in 1998 and is currently an independent, separate and stand-alone operating unit of the Group's principal business of the provision of network solutions for telecommunications service providers in the PRC. The MegaInfo Group is an independent provider of enterprise solution with a focus on the

self-developed digital image processing management solution. It is proposed that pursuant to a reorganization to be implemented, all business and subsidiaries of the Group currently engaged in the provision of the enterprise solution with a focus on the self-developed digital image processing management solution will be injected into the MegaInfo Group. The solutions, namely *VodaImage* and *VodaMax*, enable the capture and storage of documents and images under a centralized management database, allowing efficient retrieval and further processing of information at multiple locations. This application best suits industries that need to deal with significant volume of documents and/or images.

INFORMATION ON REMAINING BUSINESSES OF THE GROUP

After the spin-off of MegaInfo's business, the Remaining Group will continue to focus on its principal business of the provision of network solutions for telecommunications service providers in the PRC.

REASONS FOR AND BENEFITS OF THE SEPERATE LISTING

The Board believes that both the MegaInfo Group and the Remaining Group will both benefit from the Separate Listing. As an independent listed vehicle, the MegaInfo Group will enable investors to have access to much more information and avenues of communication to interact with and evaluate. The MegaInfo Group will have direct access to capital markets to finance its future development and business expansion. At the same time, the Remaining Group will be able to apply its financial resources in its core business in the provision of network solutions for telecommunication services provider. With MegaInfo still remaining as a non wholly-owned subsidiary of the Remaining Group upon listing of the shares of MegaInfo, it would still allow the Group to share the future growth of MegaInfo. The Separate Listing would allow both entities to allocate more resources and to focus on the future development and business expansion in their respective business fields, and enhance the decision-making process, shorten response time to market changes, improve operational efficiency and expedite business development.

STRUCTURE OF THE SEPERATE LISTING

The exact structure of the Separate Listing (subject to finalization) may involve:

- a distribution in specie of the MegaInfo Shares to the shareholders of the Company on particular record date (to be determined by the Company), which will enable the existing shareholders of the Company to enjoy and participate directly in the equity of MegaInfo; and

- a new issue of MegaInfo Shares by way of placing, which will enable MegaInfo to raise additional capital for further business developments.

In relation to the distribution in specie stated above, the Board is also considering a cash alternative to existing shareholders of the Company who may not wish to hold the MegaInfo Shares and to overseas shareholders of the Company who are subject to legal and regulatory issues which may be burdensome or onerous on the Company to effect such distribution. Shareholders of the Company who elect for such cash alternative and the overseas shareholders as referred to above will not be transferred any MegaInfo Shares under the distribution in specie and the MegaInfo Shares which such shareholders would have been otherwise entitled to receive will be retained by the Company and will be offered for sale by way of placing.

The structure and implementation of the Separate Listing may be subject to the then conditions, the exact nature and terms of which are still under consideration by the Board. It is currently proposed that following implementation of the Separate Listing, MegaInfo will remain a non wholly-owned subsidiary of the Company.

GENERAL

The Separate Listing, depending on its final structure, may involve, inter alia, the adoption of a separate share option scheme by MegaInfo and hence may require approval from shareholders of the Company. A further announcement will be made and, if applicable, a circular containing, inter alia, details of the Separate Listing and a notice of a special general meeting to be convened by the Company to approve the distribution of MegaInfo Shares and the adoption of a separate share option scheme by MegaInfo. Separate Listing and related issues will be dispatched to shareholders of the Company as soon as practicable once the exact structure of the Separate Listing has been finalized.

Shareholders of the Company should note that the Board may or may not proceed with the Separate Listing in accordance with the terms set out above, or at all. A further announcement will be made as and when appropriate in respect of any material developments of the Separate Listing and/or any material change on the information contained in this announcement. The Board emphasizes that the specific terms and timing of the Separate Listing have yet to be finalized. The implementation of the Separate Listing may require certain consents and approvals, including

approval from the Stock Exchange and shareholders of the Company, and subject to any further conditions that may be imposed by the Stock Exchange. Such consents and approvals may or may not be obtained. Shareholders of the Company are therefore reminded to exercise caution when dealing in the shares of the Company.

DEFINITIONS

"Board"	the board of directors of the Company
"Company"	Vodatel Networks Holdings Limited
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"GEM"	the Growth Enterprise Market of the Stock Exchange
"Group"	the Company and its subsidiaries or, after the Separate Listing, the Company and its subsidiaries other than the MegaInfo Group
"MegaInfo"	MegaInfo Holdings Limited, a company incorporated in Bermuda with limited liability and at present a wholly-owned subsidiary of the Company
"MegaInfo Group"	MegaInfo and its subsidiaries, and where the context so requires, in respect of the period before MegaInfo becoming the holding company of its present subsidiaries, such subsidiaries as if they were the subsidiaries of MegaInfo at that time, and in respect of the period before the establishment of all of such subsidiaries, the operating division of the Group which previously carried on the location-based technology business now carried on by the MegaInfo Group.
"MegaInfo Shares"	the ordinary shares in the capital of MegaInfo
"PRC"	the People's Republic of China, but for the purpose of this announcement and for geographical reference only excludes Taiwan and Hong Kong
"Remaining Group"	the Group other than the MegaInfo Group

"Separate Listing"	the proposed separate listing of the MegaInfo Shares on GEM in connection with the proposed spin-off of the MegaInfo Group from the Group
"Stock Exchange"	the Stock Exchange of Hong Kong Limited

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong 30 January 2003

This announcement, for which the directors (the "Directors") of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading: and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcements" page of the GEM website and on the website of the Company at www.vodatelsys.com for at least seven days from the day of its posting.

* *for identification only*

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

公 佈

建議 MEGAINFO HOLDINGS LIMITED 在香港聯合交易所有限公司創業板獨立上市

概要

董事會欣然宣佈，現時正考慮建議將MegaInfo集團從本集團分拆出來，並在創業板獨立上市。於二零零三年一月三十日，本公司已就MegaInfo股份在創業板獨立上市向聯交所提出申請。

本集團於一九九八年展開MegaInfo集團的業務，就本集團的主要業務，即在中國為電訊服務經營商提供網絡方案業務而言，現時為其旗下一個獨立、分開和獨自經營的經營單位。MegaInfo集團為一名獨立企業方案供應商，專注自行開發的數碼圖像處理管理方案。

於分拆MegaInfo的業務後，餘下集團將繼續專注於本身的主要業務，即在中國為電訊服務供應商提供網絡方案。MegaInfo集團將繼續專注於提供企業方案，並在經揀選的垂直市場，例如電訊、醫療和金融行業市場，專注於自行開發數碼圖像處理管理方案。

董事會相信，獨立上市將為餘下集團及MegaInfo集團雙方帶來好處。

獨立上市的實際架構(有待落實)可能涉及實物分派MegaInfo股份予於特定記錄日期(有待本公司釐定)的本公司股東，或涉及發行新MegaInfo股份，或兩者同時進行。

現時建議待MegaInfo股份上市後，MegaInfo仍將繼續為本集團一間非全資附屬公司。

視乎最終落實架構，獨立上市可能涉及(其中包括)MegaInfo採納另一的購股權計劃，因此可能須取得本公司股東批准。本公司將於落實獨立上市的實際架構後，盡快作出進一步公佈，及如適用，將向本公司股東寄發一份通函，載列(其中包括)獨立上市的詳情、本公司為批准分派MegaInfo股份、MegaInfo採納另一購股權計劃及有關的事宜而召開股東特別大會的通告。

由於獨立上市不一定會進行，故本公司股東於買賣本公司股份時，務須審慎行事。

緒言

董事會欣然宣佈，現時正考慮建議將MegaInfo集團從本集團分拆出來，並在創業板獨立上市。於二零零三年一月三十日，本公司已就MegaInfo股份在創業板獨立上市向聯交所提出申請。群益亞洲有限公司及御泰融資(香港)有限公司已分別獲委任為獨立上市的保薦人及聯席保薦人。

有關MEGAINFO的資料

MegaInfo是一間在百慕達註冊成立的獲豁免有限公司。本集團於一九九八年展開MegaInfo集團的業務，就本集團的主要業務，即在中國為電訊服務經營商提供網絡方案而言，現時為其旗下一個獨立、分開和獨自經營的經營單位。MegaInfo集團為一名獨立企業方案供應商，專注自行開發的數碼圖像處理管理方案。現建議根據將進行的重組，本集團現時從事提供企業方案並專注於自行開發數碼圖像處理管理方案的所有業務和附屬公司，將注入MegaInfo集團。該等方案為*VodaImage*及*VodaMax*，可以之透過中央管理數據庫來擷取及儲存文件和圖像，使之能在不同地點有效地讀取及進一步處理資料。這項應用程式最適合需要處理大量文件及／或圖像的行業。

有關本集團餘下業務的資料

於分拆MegaInfo的業務後，餘下集團將繼續專注於本身的主要業務，即在中國向電訊服務供應商提供網絡方案。

進行獨立上市的原因及好處

董事會相信，獨立上市將為餘下集團及MegaInfo集團雙方帶來好處。作為一間獨立上市公司，MegaInfo集團將可讓投資者取得更多資訊和開通互動和評估的溝通渠

道。MegaInfo集團將可直接從資本市場籌集日後發展及擴充業務所需的融資。與此同時，餘下集團將可應用財務資源於向電訊服務供應商提供網絡方案的核心業務上。於MegaInfo股份上市後，MegaInfo將仍為餘下集團的一間非全資附屬公司，這樣將可使本集團分享MegaInfo的日後增長。獨立上市可讓兩個實體分配更多資源和更專注在各自經營的領域的日後發展和業務擴充，並可提升決策過程、縮短對市場轉變作出反應的時間、改善營運效率，以及促進業務發展。

獨立上市的架構

獨立上市的實際架構(有待落實)可能涉及：

- 向指定記錄日期(將由本公司釐定)的本公司股東實物分派MegaInfo股份，將可讓本公司現有股東享有及直接參與MegaInfo的股本權益；及
- 以配售形式發行新MegaInfo股份，將可讓MegaInfo籌集額外資金供日後業務發展。

就上述實物分派而言，董事會亦考慮向不欲持有MegaInfo股份的本公司現有股東，及因受法律及規管事宜所規限而可能對本公司進行該分派構成負擔或繁重的本公司海外股東，提供現金選擇。選擇現金選擇的本公司股東或上述海外股東將不會根據實物分派獲轉讓任何MegaInfo股份，而該等股東應有權收取的MegaInfo股份將由本公司保留，並將以配售形式提呈發售。

獨立上市的架構及落實可能受當時的條件、董事會仍在考慮中的實際性質及條款所規限。現時建議於獨立上市落實後，MegaInfo將仍然為本公司的非全資附屬公司。

一般資料

視乎最終落實架構，獨立上市可能涉及(其中包括)MegaInfo採納另一的購股權計劃，因此可能須取得本公司股東批准。本公司將於落實獨立上市的實際架構後，盡快作出進一步公佈，及如適用，將向本公司股東寄發一份通函，載列(其中包括)獨立上市的詳情、本公司為批准分派MegaInfo股份、MegaInfo採納另一購股權計劃及有關的事宜而召開股東特別大會的通告。

本公司股東務請注意，董事會不一定根據上述條款進行或不一定會進行獨立上市。本公司將於適當時候就獨立上市的任何重大發展及／或本公佈所載資料有任何重大變動時另行作出公佈。董事會強調，獨立上市的特定條款及時間仍未落實。落實獨立上市可能須要取得若干同意及批准，包括聯交所及本公司股東的批准，以及受聯交所可能施加的任何進一步條件所規限。本公司不一定取得有關同意及批准。因此本公司股東於買賣本公司股份時務請審慎行事。

釋義

「董事會」	指	本公司董事會
「本公司」	指	愛達利網絡控股有限公司
「創業板上市規則」	指	創業板證券上市規則
「創業板」	指	聯交所創業板
「本集團」	指	本公司及其附屬公司，或於獨立上市後，指本公司及其附屬公司(MegaInfo集團除外)
「MegaInfo」	指	MegaInfo Holdings Limited，一間於百慕達註冊成立的有限公司，現時為本公司的全資附屬公司
「MegaInfo集團」	指	MegaInfo及其附屬公司，及倘文義另有所指，則為MegaInfo成為其現有附屬公司(猶如該等附屬公司於當時為MegaInfo的附屬公司)的控股公司前的期間，以及就所有該等附屬公司成立前的期間，指以往進行現時由MegaInfo集團進行地區技術業務的本公司經營部門
「MegaInfo 股份」	指	MegaInfo股本中的普通股
「中國」	指	中華人民共和國，惟就本公佈及就地區參考而言，僅不包括台灣及香港
「餘下集團」	指	MegaInfo集團以外的本集團
「獨立上市」	指	有關建議從本集團分拆MegaInfo集團，建議將MegaInfo股份於創業板獨立上市
「聯交所」	指	香港聯合交易所有限公司

承董事會命
主席
José Manuel dos Santos

香港，二零零三年一月三十日

本公佈乃根據香港聯合交易所有限公司《創業板證券上市規則》之規定提供有關愛達利網絡控股有限公司之資料。本公司各董事個別及共同對本公佈承擔全部責任。各董事於作出一切合理諮詢後確認，就彼等所知及所信：(1)本公佈所載之資料在各重大方面均屬真確及完整，且無誤導；(2)本公佈並無遺漏任何其他事項，致使本公佈之內容有所誤導；而(3)本公佈所表達之意見已經審慎周詳考慮，並按公平合理之基準及假設而作出。

本公佈將於刊登日期後在創業板網站「最新公司公告」及本公司網站www.vodatelsys.com刊登最少七日。

* 僅供識別

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Vodatel Networks Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held at No. 74 da Rua da Felicidade, Edf. Vodatel, Taipa, Macau on 13th February, 2003 at 4:00 p.m. for the following purposes:

1 To consider and approve the unaudited consolidated results of the Company and its subsidiaries for the six months ended 31st December, 2002 (the "Interim Results") and approve the draft announcement of the Interim Results to be published on the GEM website, the Company website and irasia.com website;

2 To consider the payment of an interim dividend, if any;

3 To consider the closure of the Register of Members, if necessary; and

4 To transact any other business.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 29th January, 2003

This announcement will remain on the GEM Web Site on the "Latest Company Announcement" page for at least 7 days from the date of its positing.

* *For identification purpose only*

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

董事會會議公告

愛達利網絡控股有限公司(「本公司」)董事會(「董事會」)謹此公佈，董事會將於二零零三年二月十三日下午四時正假座澳門氹仔永福街74號愛達利大廈舉行會議，以商討下列事項：

(1) 考慮及通過本公司及各附屬公司截至二零零二年十二月三十一日止六個月之未經審核綜合業績(「中期業績」)，並通過將中期業績公佈草案刊登於創業板網站、本公司網站及irasia.com網站；

(2) 考慮派付中期股息(如有)；

(3) 考慮暫停辦理股份過戶登記手續(倘有需要)；及

(4) 處理任何其它事項。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零三年一月二十九日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司

(incorporated in Bermuda with limited liability)

FIRST QUARTER REPORT

2003

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: - (1) the information contained in this document is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

HIGHLIGHTS FOR THE THREE-MONTH PERIOD

Highlights

- Turnover amounted to HK$86.9 million, with net profit at HK$5.7 million for the three months ended 30th September, 2002
- With contracts awarded by Anhui China Telecom and Heilongjiang China Telecom, successfully expanded our customer base from 18 to 20 provinces, municipalities and autonomous regions in China
- Orders on hand as at 30th September, 2002 amounted to over HK$135.0 million
- Signed an agreement with Guangdong China Mobile to promote MTel's data compression, acceleration and reformatting software engine platform

FIRST QUARTER RESULTS

On behalf of the Board of the Directors (the "Board") of Vodatel Networks Holdings Limited (the "Company"), I am pleased to present the operating results of the Company and its subsidiaries (collectively, the "Group") for the three months ("Three-Month Period") ended 30th September, 2002 together with the comparative unaudited figures for the corresponding period in 2001 as follows:

		Three months ended 30th September,	
		2002	**2001**
	Note	*HK$'000*	*HK$'000*
Turnover	3	86,893	210,959
Cost of sales		(63,967)	(160,838)
Gross profit		22,926	50,121
Other revenue		705	1,991
Selling and administrative expenses		(16,681)	(20,318)
Profit from operations		6,950	31,794
Finance cost		(130)	—
Share of results of associates		(275)	(87)
Profit before tax		6,545	31,707
Taxation	4	(1,032)	(4,994)
Profit after tax		5,513	26,713
Minority interest		186	288
Net Profit for the period		5,699	27,001
Dividends		—	—
Profit retained for the period		5,699	27,001
Earnings per share (HK cents)	5		
— Basic		0.9	4.4
— Diluted		1.0	4.4

UNAUDITED STAEMENT OF CHANGES IN RESERVES

Movements in reserves of the Vodatel Group during the Three-Month Period are as follows:

	Three months ended 30th September, 2002						
	Share premium	Capital redemption reserve	Investment revaluation reserve	Exchange reserve	Retained earnings	Merger reserve	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st July, 2002	86,590	702	(2,372)	(10)	147,779	35,549	268,238
Profit for the period retained	—	—	—	—	5,699	—	5,699
Translation of financial statements of PRC operations	—	—	—	(14)	—	—	(14)
At 30th September, 2002	86,590	702	(2,372)	(24)	153,478	35,549	273,923

Notes:

1. **Basis of preparation**

The Company was incorporated in Bermuda as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended). In preparation for the listing of the Company's shares on GEM, a group reorganisation was effected whereby the Company became the holding company of the Group. The shares of the Company were listed on GEM on 25th February, 2000.

The combined results have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

All significant intra-group transactions and balances have been eliminated on combination.

2. **Principal Accounting Policies**

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2002.

3. Turnover

The group is principally engaged in the design, sale and implementation of data networking systems and provision of related engineering services, and sale of goods. Turnover recognized during the period is as follows:

	Three months ended 30th September,	
	2002	2001
	HK$'000	*HK$'000*
Design and implementation of data networking systems and provision of related engineering services	67,207	186,547
Sale of goods	19,686	24,412
Total turnover	86,893	210,959

4. Taxation

No provision for Hong Kong profits tax has been made in the accounts, as the Group does not have any estimated assessable Hong Kong profits for the period under review.

Macau complimentary profits tax has been calculated at 15.75% on the estimated assessable profits of Group Companies operating in Macau. The taxation charge comprises:

The amount of taxation charged to the consolidated Income Statements represent:

	Three months ended 30th September,	
	2002	2001
	HK$'000	*HK$'000*
Hong Kong profits tax	—	—
Macau complimentary profits tax	1,032	4,994
	1,032	4,994

There was no material unprovided deferred taxation for the period (2001: Nil).

5. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Three months ended 30th September, 2002	2001
	HK$'000	*HK$'000*
Earnings		
Earnings for the purpose of basic earnings per share	5,699	27,001
Effect of dilutive potential ordinary shares:		
Interest on convertible loan notes	109	—
Earnings for the purpose of diluted earnings per share	5,808	27,001
	'000	*'000*
Number of shares		
Weighted average number of ordinary shares for the purpose of basic earnings per share	607,984	612,184
Effect of dilutive potential ordinary shares:		
Share option	(3,843)	—
Convertible loan notes	7,218	—
Weighted average number of ordinary shares for the purpose of diluted earnings per share	611,359	612,184

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the Three-Month Period (2001: Nil).

BUSINESS REVIEW

Data Networks Infrastructure

Due to the restructuring of the telecommunications industry and the non-seasonal nature of our business, turnover for the Three-Month Period ended 30th September, 2002 amounted to HK$86.9 million, with gross margin maintained at 26.4%. Net profit amounted to HK$5.7 million, representing a net profit margin of 6.6%.

Nevertheless, as the restructuring settled, we have witnessed the gradual increase in activities by telecommunications services providers in the construction of network infrastructure to meet the demand of data services and bandwidth capacity. During the quarter, we have secured contracts amounting to over HK$135.0 million, which included a HK$78.6 million contract from Guangdong China Telecom to upgrade and expand Guangdong Province's integrated broadband data networks — the largest integrated data networks in the PRC. We have also strengthened our presence in the northern part of China by being awarded a HK$23.7 million contract from Liaoning China Telecom, and a HK$19.2 million contract from Henan China Telecom. During the period, with the award of a HK$8.7 million contract from Anhui China Telecom and a HK$4.8 million contract from Heilongjiang China Telecom, we have successfully extended our geographical reach in China from 18 to 20 provinces, municipalities and autonomous regions and strengthened our presence in the eastern region of China and the north-eastern region of China.

In the broadband IP Metropolitan networks arena, not only have we continued to work with various telecommunications services providers in the construction of IP infrastructure, we have expanded our customer base to include cable TV operations ("CATV") and cyber ports of the local government. During the period, we have secured a HK$1.4 million contact to supply networking equipment and services for the construction of data networks of a cyber port in the city of Chengdu and a HK$1.9 million contract from Shanxi CATV to build an IP Metropolitan network to roll out Internet services to users in the Shanxi Province. Going forward, we will continue to take advantage of our expertise and experience in the broadband IP Metropolitan market to expand our coverage to the Internet data center space.

Wireless Communications

During the period, working in collaboration with Mobile Telecom Network (Holdings) Limited ("MTel"), we successfully entered into an agreement with Guangdong China Mobile to promote MTel's software engine platform. Customers of Guangdong China Mobile can now gain access of data information through MTel's platform, which features data compression, acceleration and reformatting, and enjoy the benefits of speedy data transmission using PDA phones, PDAs or laptops. Using Guangdong China Mobile as our reference site and capitalizing on our customer base, we will continue to promote MTel's products and services to China Mobile in other provinces.

DIRECTORS' INTERESTS IN SHARE CAPITAL AND OPTIONS

As at 30th September, 2002, the interests of the directors and their associates in the share capital of the Company and its associates corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name of Directors	Number of Shares	Nature of Interest
José Manuel dos Santos	293,388,000	Corporate *(Note)*
Yim Hong	7,357,500	Personal
Kuan Kin Man	12,262,500	Personal
Monica Maria Nunes	2,452,500	Personal

Note: These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, as trustee of a discretionary family trust.

Under a share option scheme approved by the shareholders of the Company, the Board of the Company may, at its discretion, grant options to eligible employees of the group, including executive directors, to subscribe for shares in the Company. The maximum number of shares in respect of which options may be granted under the scheme may not exceed 10% of the issued share capital of the Company from time to time.

The directors of the Company have been granted the following share options to subscribe for shares in the Company which were all outstanding as at 30th September, 2002:

	Grant date	Number of shares options granted	Exercisable from	Exercisable until	Exercise price
					HK$
Mr. José Manuel dos Santos	16th August, 2000	290,000	16th February, 2001	15th February, 2004	1.19
	1st August, 2001	522,000	1st February, 2002	31st January, 2005	0.79
Mr. Yim Hong	16th August, 2000	290,000	16th February, 2001	15th February, 2004	1.19
	1st August, 2001	522,000	1st February, 2002	31st January, 2005	0.79
Mr. Kuan Kin Man	16th August, 2000	290,000	16th February, 2001	15th February, 2004	1.19
	1st August, 2001	522,000	1st February, 2002	31st January, 2005	0.79
Ms. Monica Maria Nunes	16th August, 2000	290,000	16th February, 2001	15th February, 2004	1.19
	1st August, 2001	522,000	1st February, 2002	31st January, 2005	0.79

As at 30th September, 2002, none of the options being granted to the directors have been exercised or cancelled. Save as disclosed above, none of the directors or their associates had any interests in the share capital of the Company or its associated corporations (as defined in the SDI Ordinance). The interests of the management shareholders (as defined in the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules") in the share capital of the Company are the same as disclosed above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, at no time during the period under review was the Company or its subsidiaries a party to any arrangements to enable the directors (including their spouses or children under 18 years of age) or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30th September, 2002, the register of substantial shareholders maintained under Sections 16(1) of the SDI Ordinance shows that the Company has been notified of the following interests, being 10% or more of the Company's issued share capital.

Name of Shareholder	Number of Shares
Eve Resources Limited	293,388,000

COMPETING INTERESTS

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

AUDIT COMMITTEE

The Company established an audit committee on 10th February, 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, Chairman, and the two independent non-executive directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month Period ended 30th September, 2002, neither the Company nor any or its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 12th November, 2002

競爭權益

本公司的董事或管理層股東（定義見創業板上市規則）概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

審核委員會

本公司於二零零零年二月十日，按照符合創業板上市規則第5.23及5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成，包括主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

於截至二零零二年九月三十日止三個月期間，本公司或其任何附屬公司概無購買、出售或購回任何本公司上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零二年十一月十二日

本公司董事已獲授以下可認購本公司股份的購股權，所有購股權於二零零二年九月三十日尚未行使：

	授出日期	獲授購股權數目	可行使期限開始	可行使期限屆滿	行使價
					港元
José Manuel dos Santos先生	二零零零年八月十六日	290,000份	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000份	二零零二年二月一日	二零零五年一月三十一日	0.79
嚴康先生	二零零零年八月十六日	290,000份	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000份	二零零二年二月一日	二零零五年一月三十一日	0.79
關鍵文先生	二零零零年八月十六日	290,000份	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000份	二零零二年二月一日	二零零五年一月三十一日	0.79
Monica Maria Nunes女士	二零零零年八月十六日	290,000份	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000份	二零零二年二月一日	二零零五年一月三十一日	0.79

於二零零二年九月三十日，並無任何上述授予董事之購股權獲行使或註銷。除上文所披露者外，各董事或彼等的聯繫人概無於本公司或其相聯法團(定義見披露權益條例)的股本中擁有任何權益。管理層股東(定義見創業板證券上市規則(「創業板上市規則」))於本公司股本中的權益與上文所披露者相同。

董事收購股份的權利

除上文所披露者外，本公司或其附屬公司並無於回顧期間內訂立任何安排，使本公司的董事(包括彼等的配偶或18歲以下的子女)或行政總裁可藉着收購本公司或任何其他法人團體的股份或債券而獲益。

主要股東

於二零零二年九月三十日，根據披露權益條例第16(1)條須存置登記冊所記錄，佔本公司已發行股本10%或以上的主要股東權益如下。

股東名稱	股份數目
Eve Resources Limited	293,388,000

無線通訊

期內，我們與Mobile Telecom Network (Holdings) Limited (「MTel」)合作，成功與廣東省中國移動訂立協議，推廣MTel軟件平台。廣東省中國移動客戶現時可透過MTel平台取得數據資料，這平台的特色包括數據壓縮、加速及重定格式，且客戶可享受利用個人數碼助理電話、個人數碼助理或手提電腦快速傳送數據的好處。以廣東省中國移動作為我們的參考位置及利用我們客戶基礎的優勢，我們會繼續留在其他省份向中國移動推廣MTel產品和服務。

董事於股本及購股權的權益

於二零零二年九月三十日，各董事及彼等的聯繫人於本公司及其相聯法團(定義見證券(披露權益)條例(「披露權益條例」)的股本中，擁有記錄於根據披露權益條例第29條須存置的登記冊的權益：

董事姓名	股份數目	權益性質
José Manuel dos Santos	293,388,000股	公司 *(附註)*
嚴康	7,357,500股	個人
關鍵文	12,262,500股	個人
Monica Maria Nunes	2,452,500股	個人

附註：此等股份是以Eve Resources Limited名義持有。Eve Resources Limited的全部已發行股本由作為全權家族信託受託人José Manuel dos Santos先生的全資公司持有。

根據本公司股東批准的購股權計劃，本公司董事會可酌情授予本集團合資格僱員(包括執行董事)購股權，以認購本公司股份。根據該計劃可能授出購股權經行使後所認購得的股份數目上限，不得超逾本公司不時已發行股本的10%。

業務回顧

數據網絡基建

由於電訊行業重組及本集團業務的非季節性特色，截至二零零二年九月三十日止三個月期間的營業額為86,900,000港元，邊際毛利維持在26.4%，而純利為5,700,000港元，相當於邊際純利6.6%。

雖然電訊行業重組，但已穩定下來，我們亦目睹電訊服務運營商逐漸加快興建網絡基建項目，以應付數據服務及帶寬容量的需求。於季度內，我們已獲取總值超過135,000,000港元的合約，包括廣東中國電信的78,600,000港元合約，以提升及擴大廣東省整合寬頻數據網絡－中國最大的整合數據網絡。此外，我們已獲取遼寧中國電信23,700,000港元合約及河南中國電信的19,200,000港元合約，藉此我們可擴大在北方地區的業務版圖。期內，透過取得安徽中國電信的8,700,000港元合約及黑龍江中國電信的4,800,000港元合約，我們已成功擴大在中國的地理分佈，由中國18個省、市及自治區伸展至20個，並加強我們在東部及東北部地區的業務。

在寬頻IP城域網絡範疇，我們不斷與多家電訊服務運營商合作，興建IP基建，更擴大客戶基礎，包括有線電視營運(「有線電視」)及當地政府的數碼港。期內，我們已獲取總值1,400,000港元的合約，提供在成都市數碼港內興建數據網絡的設備及服務，及取得山西有線電視的1,900,000港元合約，興建IP城域網絡，藉以在山西省為用戶推出互聯網服務。展望未來，我們將繼續利用我們在寬頻IP城域網絡市場的專長及經驗，擴大我們在互聯網數據中心的覆蓋。

5. **每股盈利**

每股基本及攤薄盈利乃根據下列數據計算：

	截至九月三十日止三個月	
	二零零二年	**二零零一年**
	千港元	*千港元*
盈利		
用作計算每股基本盈利的盈利	5,699	27,001
潛在攤薄影響的普通股：		
可換股債券的利息	109	—
用作計算每股攤薄盈利的盈利	5,808	27,001
	千股	*千股*
股份數目		
用作計算每股基本盈利的普通股加權平均數	607,984	612,184
潛在攤薄影響的普通股：		
購股權	(3,843)	—
可換股債券	7,218	—
用作計算每股攤薄盈利的普通股加權平均數	611,359	612,184

中期股息

董事會不建議派發三個月期間的中期股息(二零零一年：無)。

3. **營業額**

本集團主要從事數據網絡系統設計、銷售與開發及提供相關工程服務及貨品銷售。期內已確認營業額如下：

	截至九月三十日止三個月	
	二零零二年	二零零一年
	千港元	*千港元*
數據網絡系統設計與開發及 提供相關工程服務	67,207	186,547
貨品銷售	19,686	24,412
營業總額	86,893	210,959

4. **稅項**

本集團於回顧期間並無香港估計應課稅溢利，故賬目並無就香港利得稅提取撥備。

澳門補充所得稅，是按本集團在澳門經營之成員公司的估計應課稅溢利的15.75%計算。稅項開支包括：

於綜合收益表扣除的稅項金額為：

	截至九月三十日止三個月	
	二零零二年	二零零一年
	千港元	*千港元*
香港利得稅	—	—
澳門補充所得稅	1,032	4,994
	1,032	4,994

本期並無任何重大未撥備遞延稅項(二零零一年：無)。

未經審核的儲備變動報表

於三個月期間的愛達利集團儲備變動如下：

	截至二零零二年九月三十日止三個月						
	股份溢價	資本贖回儲備	投資重估儲備	滙兑儲備	保留盈利	合併儲備	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零二年七月一日	86,590	702	(2,372)	(10)	147,779	35,549	268,238
期間保留溢利	—	—	—	—	5,699	—	5,699
中國業務財務報表的換算	—	—	—	(14)	—	—	(14)
於二零零二年九月三十日	86,590	702	(2,372)	(24)	153,478	35,549	273,923

附註：

1. **編製基準**

本公司根據百慕達一九八一年公司法(經修訂)在百慕達註冊成立為獲豁免有限公司。為籌備本公司股份在創業板上市而進行集團重組，本公司成為本集團的控股公司。本公司股份於二零零零年二月二十五日在創業板上市。

合併業績的編製乃按香港公認會計原則及香港會計師公會發出的會計準則編製。

所有集團內部的重大交易及結餘已於合併時註銷。

2. **主要會計政策**

所採納的會計政策與編製本集團截至二零零二年六月三十日止年度的年度財務報表貫徹一致。

第一季業績

本人謹代表愛達利網絡控股有限公司(「本公司」)的董事會(「董事會」),欣然提呈本公司及其附屬公司(統稱「本集團」)截至二零零二年九月三十日止三個月(「三個月期間」)的經營業績,連同二零零一年同期未經審核比較數字如下:

		截至九月三十日止三個月	
		二零零二年	二零零一年
	附註	*千港元*	*千港元*
營業額	3	86,893	210,959
銷售成本		(63,967)	(160,838)
毛利		22,926	50,121
其他收益		705	1,991
銷售及行政開支		(16,681)	(20,318)
經營溢利		6,950	31,794
財務成本		(130)	—
應佔聯營公司業績		(275)	(87)
除税前溢利		6,545	31,707
税項	4	(1,032)	(4,994)
除税後溢利		5,513	26,713
少數股東權益		186	288
本期純利		5,699	27,001
股息		—	—
期內保留溢利		5,699	27,001
每股盈利(港仙)	5		
一基本		0.9	4.4
一攤薄		1.0	4.4

三個月期間摘要

摘要

- 截至二零零二年九月三十日止三個月，營業額為86,900,000港元，而純利為5,700,000港元
- 透過取得安徽中國電信及黑龍江中國電信的合約，成功擴展客戶基礎，由中國18個省、市及自治區伸展至20個
- 於二零零二年九月三十日手頭訂單總值超過135,000,000港元
- 與廣東中國移動簽署協議，推廣MTel數據壓縮、加速及重定格式軟件平台

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質，在創業板買賣的證券可能會較於聯交所主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後確認，就彼等所知及所信：－(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實，致使本文件所載任何內容產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司

(在百慕達註冊成立的有限公司)

第一季度報告

2003

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司 *

(Incorporated in Bermuda with limited liability)

Websites: http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: - (1) the information contained in this document is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

HIGHLIGHTS FOR THE THREE-MONTH PERIOD

Highlights

- Turnover amounted to HK$86.9 million, with net profit at HK$5.7 million for the three months ended 30th September, 2002

- With contracts awarded by Anhui China Telecom and Heilongjiang China Telecom, successfully expanded our customer base from 18 to 20 provinces, municipalities and autonomous regions in China

- Orders on hand as at 30th September, 2002 amounted to over HK$135.0 million

- Signed an agreement with Guangdong China Mobile to promote MTel's data compression, acceleration and reformatting software engine platform

FIRST QUARTER RESULTS

On behalf of the Board of the Directors (the "Board") of Vodatel Networks Holdings Limited (the "Company"), I am pleased to present the operating results of the Company and its subsidiaries (collectively, the "Group") for the three months ("Three-Month Period") ended 30th September 2002 together with the comparative unaudited figures for the corresponding period in 2001 as follows:

		Three months ended 30th September,	
		2002	2001
	Note	*HK$'000*	*HK$'000*
Turnover	3	86,893	210,959
Cost of sales		(63,967)	(160,838)
Gross profit		22,926	50,121
Other revenue		705	1,991
Selling and administrative expenses		(16,681)	(20,318)
Profit from operations		6,950	31,794
Finance cost		(130)	—
Share of results of associates		(275)	(87)
Profit before tax		6,545	31,707
Taxation	4	(1,032)	(4,994)
Profit after tax		5,513	26,713
Minority interest		186	288
Net Profit for the period		5,699	27,001
Dividends		—	—
Profit retained for the period		5,699	27,001
Earnings per share (HK cents)	5		
— Basic		0.9	4.4
— Diluted		1.0	4.4

UNAUDITED STAEMENT OF CHANGES IN RESERVES

Movements in reserves of the Vodatel Group during the Three-Month Period are as follows:

	Three months ended 30th September, 2002						
	Share premium	Capital redemption reserve	Investment revaluation reserve	Exchange reserve	Retained earnings	Merger reserve	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st July 2002	86,590	702	(2,372)	(10)	147,779	35,549	268,238
Profit for the period retained	—	—	—	—	5,699	—	5,699
Translation of financial statements of PRC operations	—	—	—	(14)	—	—	(14)
At 30th September 2002	86,590	702	(2,372)	(24)	153,478	35,549	273,923

Notes:

1. **Basis of preparation**

   The Company was incorporated in Bermuda as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended). In preparation for the listing of the Company's shares on GEM, a group reorganisation was effected whereby the Company became the holding company of the Group. The shares of the Company were listed on GEM on 25th February, 2000.

   The combined results have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

   All significant intra-group transactions and balances have been eliminated on combination.

2. **Principal Accounting Policies**

   The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2002.

3. **Turnover**

The group is principally engaged in the design, sale and implementation of data networking systems and provision of related engineering services, and sale of goods. Turnover recognized during the period is as follows:

	Three months ended 30th September, 2002	2001
	HK$'000	*HK$'000*
Design and implementation of data networking systems and provision of related engineering services	67,207	186,547
Sale of goods	19,686	24,412
Total turnover	86,893	210,959

4. **Taxation**

No provision for Hong Kong profits tax has been made in the accounts, as the Group does not have any estimated assessable Hong Kong profits for the period under review.

Macau complimentary profits tax has been calculated at 15.75% on the estimated assessable profits of Group Companies operating in Macau. The taxation charge comprises: -

The amount of taxation charged to the consolidated Income Statements represent:

	Three months ended 30th September, 2002	2001
	HK$'000	*HK$'000*
Hong Kong profits tax	—	—
Macau complimentary profits tax	1,032	4,994
	1,032	4,994

There was no material unprovided deferred taxation for the period (2001: Nil).

5. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Three months ended 30th September, 2002	2001
	HK$'000	*HK$'000*
Earnings		
Earnings for the purpose of basic earnings per share	5,699	27,001
Effect of dilutive potential ordinary shares:		
Interest on convertible loan notes	109	—
Earnings for the purpose of diluted earnings per share	5,808	27,001
	'000	*'000*
Number of shares		
Weighted average number of ordinary shares for the purpose of basic earnings per share	607,984	612,184
Effect of dilutive potential ordinary shares:		
Share option	(3,843)	—
Convertible loan notes	7,218	—
Weighted average number of ordinary shares for the purpose of diluted earnings per share	611,359	612,184

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the Three-Month Period (2001: Nil).

BUSINESS REVIEW

Data Networks Infrastructure

Due to the restructuring of the telecommunications industry and the non-seasonal nature of our business, turnover for the Three-Month Period ended 30th September, 2002 amounted to HK$86.9 million, with gross margin maintained at 26.4%. Net profit amounted to HK$5.7 million, representing a net profit margin of 6.6%.

Nevertheless, as the restructuring settled, we have witnessed the gradual increase in activities by telecommunications services providers in the construction of network infrastructure to meet the demand of data services and bandwidth capacity. During the quarter, we have secured contracts amounting to over HK$135.0 million, which included a HK$78.6 million contract from Guangdong China Telecom to upgrade and expand Guangdong Province's integrated broadband data networks —- the largest integrated data networks in the PRC. We have also strengthened our presence in the northern part of China by being awarded a HK$23.7 million contract from Liaoning China Telecom, and a HK$19.2 million contract from Henan China Telecom. During the period, with the award of a HK$8.7 million contract from Anhui China Telecom and a HK$4.8 million contract from Heilongjiang China Telecom, we have successfully extended our geographical reach in China from 18 to 20 provinces, municipalities and autonomous regions and strengthened our presence in the eastern region of China and the north-eastern region of China.

In the broadband IP Metropolitan networks arena, not only have we continued to work with various telecommunications services providers in the construction of IP infrastructure, we have expanded our customer base to include cable TV operations ("CATV") and cyber ports of the local government. During the period, we have secured a HK$1.4 million contact to supply networking equipment and services for the construction of data networks of a cyber port in the city of Chengdu and a HK$1.9 million contract from Shanxi CATV to build an IP Metropolitan network to roll out Internet services to users in the Shanxi Province. Going forward, we will continue to take advantage of our expertise and experience in the broadband IP Metropolitan market to expand our coverage to the Internet data center space.

Wireless Communications

During the period, working in collaboration with Mobile Telecom Network (Holdings) Limited ("MTel"), we successfully entered into an agreement with Guangdong China Mobile to promote MTel's software engine platform. Customers of Guangdong China Mobile can now gain access of data information through MTel's platform, which features data compression, acceleration and reformatting, and enjoy the benefits of speedy data transmission using PDA phones, PDAs or laptops. Using Guangdong China Mobile as our reference site and capitalizing on our customer base, we will continue to promote MTel's products and services to China Mobile in other provinces.

DIRECTORS' INTERESTS IN SHARE CAPITAL AND OPTIONS

As at 30th September 2002, the interests of the directors and their associates in the share capital of the Company and its associates corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name of Directors	Number of Shares	Nature of Interest
José Manuel dos Santos	293,388,000	Corporate *(Note)*
Yim Hong	7,357,500	Personal
Kuan Kin Man	12,262,500	Personal
Monica Maria Nunes	2,452,500	Personal

Note: These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, as trustee of a discretionary family trust.

Under a share option scheme approved by the shareholders of the Company, the Board of the Company may, at its discretion, grant options to eligible employees of the group, including executive directors, to subscribe for shares in the Company. The maximum number of shares in respect of which options may be granted under the scheme may not exceed 10% of the issued share capital of the Company from time to time.

The directors of the Company have been granted the following share options to subscribe for shares in the Company which were all outstanding as at 30th September, 2002:

	Grant date	Number of shares options granted	Exercisable from	Exercisable until	Exercise price *HK$*
Mr. José Manuel dos Santos	16th August 2000	290,000	16th February 2001	15th February 2004	1.19
	1st August 2001	522,000	1st February 2002	31st January 2005	0.79
Mr. Yim Hong	16th August 2000	290,000	16th February 2001	15th February 2004	1.19
	1st August 2001	522,000	1st February 2002	31st January 2005	0.79
Mr. Kuan Kin Man	16th August 2000	290,000	16th February 2001	15th February 2004	1.19
	1st August 2001	522,000	1st February 2002	31st January 2005	0.79
Ms. Monica Maria Nunes	16th August 2000	290,000	16th February 2001	15th February 2004	1.19
	1st August 2001	522,000	1st February 2002	31st January 2005	0.79

As at 30th September, 2002, none of the options being granted to the directors have been exercised or cancelled. Save as disclosed above, none of the directors or their associates had any interests in the share capital of the Company or its associated corporations (as defined in the SDI Ordinance). The interests of the management shareholders (as defined in the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules") in the share capital of the Company are the same as disclosed above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, at no time during the period under review was the Company or its subsidiaries a party to any arrangements to enable the directors (including their spouses or children under 18 years of age) or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30th September, 2002, the register of substantial shareholders maintained under Sections 16(1) of the SDI Ordinance shows that the Company has been notified of the following interests, being 10% or more of the Company's issued share capital.

Name of Shareholder	Number of Shares
Eve Resources Limited	293,388,000

COMPETING INTERESTS

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

AUDIT COMMITTEE

The Company established an audit committee on 10th February, 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, Chairman, and the two independent non-executive directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month Period ended 30th September, 2002, neither the Company nor any or its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 12th November, 2002

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

網站：http://www.vodatelsys.com；www.irasia.com/listco/hk/vodatel

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質，在創業板買賣的證券可能會較於聯交所主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後確認，就彼等所知及所信：—(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實，致使本文件所載任何內容產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

三個月期間摘要

摘要

- 截至二零零二年九月三十日止三個月，營業額為86,900,000港元，而純利為5,700,000港元

- 透過取得安徽中國電信及黑龍江中國電信的合約，成功擴展客戶基礎，由中國18個省、市及自治區伸展至20個

- 於二零零二年九月三十日手頭訂單總值超過135,000,000港元

- 與廣東中國移動簽署協議，推廣MTel數據壓縮、加速及重定格式軟件平台

第一季業績

本人謹代表愛達利網絡控股有限公司(「本公司」)的董事會(「董事會」)，欣然提呈本公司及其附屬公司(統稱「本集團」)截至二零零二年九月三十日止三個月(「三個月期間」)的經營業績，連同二零零一年同期未經審核比較數字如下：

		截至九月三十日止三個月	
		二零零二年	二零零一年
	附註	千港元	千港元
營業額	3	86,893	210,959
銷售成本		(63,967)	(160,838)
毛利		22,926	50,121
其他收益		705	1,991
銷售及行政開支		(16,681)	(20,318)
經營溢利		6,950	31,794
財務成本		(130)	–
應佔聯營公司業績		(275)	(87)
除税前溢利		6,545	31,707
税項	4	(1,032)	(4,994)
除税後溢利		5,513	26,713
少數股東權益		186	288
本期純利		5,699	27,001
股息		–	–
期內保留溢利		5,699	27,001
每股盈利(港仙)	5		
－基本		0.9	4.4
－攤薄		1.0	4.4

未經審核的儲備變動報表

於三個月期間的愛達利集團儲備變動如下：

	截至二零零二年九月三十日止三個月						
	股份溢價	資本贖回儲備	投資重估儲備	滙兑儲備	保留盈利	合併儲備	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零二年七月一日	86,590	702	(2,372)	(10)	147,779	35,549	268,238
期間保留溢利	−	−	−	−	5,699	−	5,699
中國業務財務報表的換算	−	−	−	(14)	−	−	(14)
於二零零二年九月三十日	86,590	702	(2,372)	(24)	153,478	35,549	273,923

附註：

1. **編製基準**

本公司根據百慕達一九八一年公司法（經修訂）在百慕達註冊成立為獲豁免有限公司。為籌備本公司股份在創業板上市而進行集團重組，本公司成為本集團的控股公司。本公司股份於二零零零年二月二十五日在創業板上市。

合併業績的編製乃按香港公認會計原則及香港會計師公會發出的會計準則編製。

所有集團內部的重大交易及結餘已於合併時註銷。

2. **主要會計政策**

所採納的會計政策與編製本集團截至二零零二年六月三十日止年度的年度財務報表貫徹一致。

3. **營業額**

本集團主要從事數據網絡系統設計、銷售與開發及提供相關工程服務及貨品銷售。期內已確認營業額如下：

	截至九月三十日止三個月	
	二零零二年	二零零一年
	千港元	千港元
數據網絡系統設計與開發及提供相關工程服務	67,207	186,547
貨品銷售	19,686	24,412
營業總額	86,893	210,959

4. **稅項**

本集團於回顧期間並無香港估計應課稅溢利，故賬目並無就香港利得稅提取撥備。

澳門補充所得稅，是按本集團在澳門經營之成員公司的估計應課稅溢利的15.75%計算。稅項開支包括：

於綜合收益表扣除的稅項金額為：

	截至九月三十日止三個月	
	二零零二年	二零零一年
	千港元	千港元
香港利得稅	—	—
澳門補充所得稅	1,032	4,994
	1,032	4,994

本期並無任何重大未撥備遞延稅項(二零零一年：無)。

5. 每股盈利

每股基本及攤薄盈利乃根據下列數據計算：

	截至九月三十日止三個月	
	二零零二年	二零零一年
	千港元	千港元
盈利		
用作計算每股基本盈利的盈利	5,699	27,001
潛在攤薄影響的普通股：		
可換股債券的利息	109	—
用作計算每股攤薄盈利的盈利	5,808	27,001
	千股	千股
股份數目		
用作計算每股基本盈利的普通股加權平均數	607,984	612,184
潛在攤薄影響的普通股：		
購股權	(3,843)	—
可換股債券	7,218	—
用作計算每股攤薄盈利的普通股加權平均數	611,359	612,184

中期股息

董事會不建議派發三個月期間的中期股息(二零零一年：無)。

業務回顧

數據網絡基建

由於電訊行業重組及本集團業務的非季節性特色，截至二零零二年九月三十日止三個月期間的營業額為86,900,000港元，邊際毛利維持在26.4%，而純利為5,700,000港元，相當於邊際純利6.6%。

雖然電訊行業重組，但已穩定下來，我們亦目睹電訊服務運營商逐漸加快興建網絡基建項目，以應付數據服務及帶寬容量的需求。於季度內，我們已獲取總值超過135,000,000港元的合約，包括廣東中國電信的78,600,000港元合約，以提升及擴大廣東省整合寬頻數據網絡－中國最大的整合數據網絡。此外，我們已獲取遼寧中國電信23,700,000港元合約及河南中國電信的19,200,000港元合約，藉此我們可擴大在北方地區的業務版圖。期內，透過取得安徽中國電信的8,700,000港元合約及黑龍江中國電信的4,800,000港元合約，我們已成功擴大在中國的地理分佈，由中國18個省、市及自治區伸展至20個，並加強我們在東部及東北部地區的業務。

在寬頻IP城域網絡範疇，我們不斷與多家電訊服務運營商合作，興建IP基建，更擴大客戶基礎，包括有線電視營運(「有線電視」)及當地政府的數碼港。期內，我們已獲取總值1,400,000港元的合約，提供在成都市數碼港內興建數據網絡的設備及服務，及取得山西有線電視的1,900,000港元合約，興建IP城域網絡，藉以在山西省為用戶推出互聯網服務。展望未來，我們將繼續利用我們在寬頻IP城域網絡市場的專長及經驗，擴大我們在互聯網數據中心的覆蓋。

無線通訊

期內，我們與Mobile Telecom Network (Holdings) Limited (「MTel」)合作，成功與廣東省中國移動訂立協議，推廣MTel軟件平台。廣東省中國移動客戶現時可透過MTel平台取得數據資料，這平台的特色包括數據壓縮、加速及重定格式，且客戶可享受利用個人數碼助理電話、個人數碼助理或手提電腦快速傳送數據的好處。以廣東省中國移動作為我們的參考位置及利用我們客戶基礎的優勢，我們會繼續留在其他省份向中國移動推廣MTel產品和服務。

董事於股本及購股權的權益

於二零零二年九月三十日，各董事及彼等的聯繫人於本公司及其相聯法團(定義見證券(披露權益)條例(「披露權益條例」)的股本中，擁有記錄於根據披露權益條例第29條須存置的登記冊的權益：

董事姓名	股份數目	權益性質
José Manuel dos Santos	293,388,000股	公司(附註)
嚴康	7,357,500股	個人
關鍵文	12,262,500股	個人
Monica Maria Nunes	2,452,500股	個人

附註：此等股份是以Eve Resources Limited名義持有。Eve Resources Limited的全部已發行股本由作為全權家族信託受託人José Manuel dos Santos先生的全資公司持有。

根據本公司股東批准的購股權計劃，本公司董事會可酌情授予本集團合資格僱員(包括執行董事)購股權，以認購本公司股份。根據該計劃可能授出購股權經行使後所認購得的股份數目上限，不得超逾本公司不時已發行股本的10%。

本公司董事已獲授以下可認購本公司股份的購股權，所有購股權於二零零二年九月三十日尚未行使：

	授出日期	獲授購股權數目	可行使期限開始	可行使期限屆滿	行使價 港元
José Manuel dos Santos先生	二零零零年八月十六日	290,000份	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000份	二零零二年二月一日	二零零五年一月三十一日	0.79
嚴康先生	二零零零年八月十六日	290,000份	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000份	二零零二年二月一日	二零零五年一月三十一日	0.79
關鍵文先生	二零零零年八月十六日	290,000份	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000份	二零零二年二月一日	二零零五年一月三十一日	0.79
Monica Maria Nunes女士	二零零零年八月十六日	290,000份	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000份	二零零二年二月一日	二零零五年一月三十一日	0.79

於二零零二年九月三十日，並無任何上述授予董事之購股權獲行使或註銷。除上文所披露者外，各董事或彼等的聯繫人概無於本公司或其相聯法團(定義見披露權益條例)的股本中擁有任何權益。管理層股東(定義見創業板證券上市規則(「創業板上市規則」))於本公司股本中的權益與上文所披露者相同。

董事收購股份的權利

除上文所披露者外，本公司或其附屬公司並無於回顧期間內訂立任何安排，使本公司的董事(包括彼等的配偶或18歲以下的子女)或行政總裁可藉着收購本公司或任何其他法人團體的股份或債券而獲益。

主要股東

於二零零二年九月三十日，根據披露權益條例第16(1)條須存置登記冊所記錄，佔本公司已發行股本10%或以上的主要股東權益如下。

股東名稱	股份數目
Eve Resources Limited	293,388,000

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

審核委員會

本公司於二零零零年二月十日，按照符合創業板上市規則第5.23及5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成，包括主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

於截至二零零二年九月三十日止三個月期間，本公司或其任何附屬公司概無購買、出售或購回任何本公司上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零二年十一月十二日

本公佈將由刊登日期起在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

TERMINATION OF THE EXISTING SHARE OPTION SCHEME ADOPTION OF A NEW SHARE OPTION SCHEME AND CANCELLATION OF THE OPTIONS GRANTED

Reference is made to the circular of Vodatel Networks Holdings Limited (the "Company") dated 19 October, 2002 (the "Circular") and the announcement of the Company dated 5 November, 2002 in relation to, inter alia, the cancellation of the outstanding options granted under the existing share option scheme. Terms used in this announcement shall have the same meaning as defined in the Circular unless provided otherwise.

The Board would like to advise that at the SGM held on 5 November, 2002, the resolution relating to the cancellation of the outstanding options granted under the existing share option scheme was duly approved by the Shareholders, other than the Existing Optionholders and their respective associates.

By Order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 7 November, 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM Website on the "Latest Company Announcements" page for at least 7 days from the date of its positing and on the website of the Company at www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕達註冊成立的有限公司）

終止現有購股權計劃
採納新購股權計劃及
取消已授出的購股權

茲提述愛達利網絡控股有限公司（「本公司」）於二零零二年十月十九日刊發的通函（「通函」）及本公司於二零零二年十一月五日刊發的公佈，內容關於（其中包括）取消根據現有購股權計劃已授出而尚未行使的購股權。除文義另有指明外，本公佈所用詞彙與通函所界定者具有相同涵義。

董事會謹此宣佈，於二零零二年十一月五日舉行的股東特別大會上，股東，不包括現有購股權持有人及其聯繫人，已正式批准有關取消根據現有購股權計劃已授出而尚未行使的購股權之決議案。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零二年十一月七日

本公佈（董事願共同及個別對此負全責）乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所深知及確信：(i)本公佈所載資料在各重大方面均屬準確及完整，且無誤導成分；(ii)並無遺漏任何事實，以致本公佈所載任何聲明產生誤導；及(iii)本公佈內表達的一切意見乃經審慎周詳考慮後方作出，並以公平合理的基準及假設為依據。

本公佈將於刊登日期起最少一連七日在創業板的網頁「最新公司公告」，以及在本公司的網站www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

TERMINATION OF THE EXISTING SHARE OPTION SCHEME ADOPTION OF A NEW SHARE OPTION SCHEME AND CANCELLATION OF THE OPTIONS GRANTED

At the SGM held on 5 November, 2002, the resolutions relating to the adoption of a new share option scheme, the termination of the existing share option scheme and the cancellation of the outstanding options granted under the existing share option scheme were duly approved by the Shareholders.

Reference is made to the circular of Vodatel Networks Holdings Limited (the "Company") dated 19 October, 2002 (the "Circular") in relation to the adoption of a new share option scheme, the termination of the existing share option scheme of the Company and the cancellation of the outstanding options granted under the existing share option scheme. Terms used in this announcement shall have the same meaning as defined in the Circular unless provided otherwise.

The Board is pleased to announce that at the SGM held on 5 November, 2002, the resolutions relating to the adoption of a new share option scheme, the termination of the existing share option scheme and the cancellation of the outstanding options granted under the existing share option scheme were duly approved by the Shareholders. The New Scheme will come into effect upon the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in any new Shares which may fall to be allotted and issued upon the exercise of the subscription rights attaching to the Options that may be granted under the New Scheme.

By Order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 5 November, 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of

their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM Website on the "Latest Company Announcements" page for at least 7 days from the date of its positing and on the website of the Company at www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

終止現有購股權計劃
採納新購股權計劃及
取消已授出的購股權

於二零零二年十一月五日舉行的股東特別大會上，股東已正式批准決議案，據此採納新購股權計劃、終止現有購股權計劃及取消根據現有購股權計劃已授出而尚未行使的購股權。

茲提述愛達利網絡控股有限公司(「本公司」)於二零零二年十月十九日刊發的通函(「通函」)，內容關於採納新購股權計劃、終止現有購股權計劃及取消根據現有購股權計劃已授出而尚未行使的購股權。除文義另有指明外，本公佈所用詞彙與通函所界定者具有相同涵義。

董事會欣然宣佈，於二零零二年十一月五日舉行的股東特別大會上，股東已正式批准決議案，據此採納新購股權計劃、終止現有購股權計劃及取消根據現有購股權計劃已授出而尚未行使的購股權。待聯交所上市委員會批准因行使根據新計劃可能授出的購股權所附的認購權而將予配發及發行的新股份上市及買賣後，新計劃隨即生效。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零二年十一月五日

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Vodatel Networks Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held at No. 74 da Rua da Felicidade, Edf. Vodatel, Taipa, Macau on 12th November, 2002 at 4:00 p.m. for the following purposes:

1 To consider and approve the unaudited consolidated results of the Company and its subsidiaries for the three months ended 30th September, 2002 (the "First Quarterly Results") and approve the draft announcement of the First Quarterly Results to be published on the GEM website, the Company website and irasia.com website;

2 To consider the payment of an interim dividend, if any;

3 To consider the closure of the Register of Members, if necessary; and

4 To transact any other business.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 31st October, 2002

This announcement will remain on the GEM Web Site on the "Latest Company Announcement" page for at least 7 days from the date of its positing.

* *For identification purpose only*

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

（在百慕達註冊成立的有限公司）

董事會會議公告

愛達利網絡控股有限公司（「本公司」）董事會（「董事會」）謹此公佈，董事會將於二零零二年十一月十二日下午四時正假座澳門氹仔永福街74號愛達利大廈舉行會議，以商討下列事項：

(1) 考慮及通過本公司及各附屬公司截至二零零二年九月三十日止三個月之未經審核綜合業績（「第一季度業績」），並通過將第一季度業績公佈草案刊登於創業板網站、本公司網站及irasia.com網站；

(2) 考慮派付中期股息（如有）；

(3) 考慮暫停辦理股份過戶登記手續（倘有需要）；及

(4) 處理任何其它事項。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零二年十月三十一日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別

本公佈(董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所深知及確信：(i)本公佈所載資料在各重大方面均屬準確及完整，且無誤導成分；(ii)並無遺漏任何事實，以致本公佈所載任何聲明產生誤導；及(iii)本公佈內表達的一切意見乃經審慎周詳考慮後方作出，並以公平合理的基準及假設為依據。

本公佈將於刊登日期起最少一連七日在創業板的網頁「最新公司公告」，以及在本公司的網站www.vodatelsys.com刊登。

* 僅供識別